6/7

02034780

~~82-~~ SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

 P

FILE NO. 82- 4962 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 6-23-02


FIRST WORLD PLAZA

GENTING BERHAD

(7916-A)

Contents

Cover Rationale

Despite the challenging times, the Genting Group aims to achieve long-term growth and enhance shareholder value by developing and strengthening its core business competencies.

The cover represents the key business divisions.

The Group is well positioned to meet the current and future challenges and will endeavour to seek investment opportunities that will enhance its long-term performance.

The back cover photo of the drilling rig for the Oil & Gas division is for *illustrative purpose only* and the vessel shown is not an asset of the Group or Company.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Thirty-Fourth Annual General Meeting of the Company will be held at 26th Floor Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 4.00 p.m.

BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2001 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM364,192 for the financial year ended 31 December 2001 (2000: RM399,344). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Dato' Lim Kok Thay **(Resolution 4)**
   ii) Mr Quah Chek Tin **(Resolution 5)**

5. To re-elect Tan Sri Dr. Lin See Yan as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Resolution 6)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965 :

   "That Tan Sri Lim Goh Tong, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 8)**

   "That Tan Sri Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 9)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 10)**

8. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2002

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

1. The following are the Directors standing for re-election at the Thirty-Fourth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 4.00 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

      (i) ***Dato' Lim Kok Thay***
      (ii) ***Mr Quah Chek Tin***

   (b) Pursuant to Article 104 of the Articles of Association of the Company

      Tan Sri Dr. Lin See Yan

   (c) Pursuant to Section 129 of the Companies Act, 1965

      (i) ***Tan Sri Lim Goh Tong***
      (ii) ***Tan Sri Mohd Amin bin Osman***
      (iii) ***Tan Sri Gunn Chit Tuan***

2. Number of Board Meetings held during the financial year ended 31 December 2001: ***5***

   Attendance of Directors at Board Meetings held during the financial year ended 31 December 2001

Name of Directors	***Number of Meetings Attended***
Tan Sri Lim Goh Tong	3
Tun Mohammed Hanif bin Omar	5
Dato' Lim Kok Thay	4
Mr Quah Chek Tin	4
Dato' Paduka Nik Hashim bin Nik Yusoff	5
Tan Sri Mohd Amin bin Osman	5
Tan Sri Gunn Chit Tuan	4
Tan Sri Dr. Lin See Yan (appointed as a Director on 28 November 2001)	-

3. Further details on the Directors standing for re-election at the Thirty-Fourth Annual General Meeting are set out on pages 6 to 7 of this Annual Report.

Exemption No. 82-4962

GENTING BERHAD*

(7916-A)

and its Principal Subsidiaries and Associates

INVESTMENT HOLDING & MANAGEMENT SERVICES

- **100%** Genting Hotel & Resorts Management Sdn Bhd
- **100%** Resorts World Limited^
- **100%** Genting Overseas Holdings Ltd
- **62.2%** Genting International PLC**
- **100%** Awana Hotels & Resorts Management Sdn Bhd
- **100%** Genting Management and Consultancy Services Sdn Bhd

LEISURE & HOSPITALITY DIVISION

- **55.2%** Resorts World Bhd*
- **100%** Genting Golf Course Bhd^
- **100%** Asiatic Golf Course (Sg. Petani) Bhd#
- **100%** Resorts World Tours Sdn Bhd^
- **100%** Widuri Pelangi Sdn Bhd^
- **100%** Papago Sdn Bhd^
- **100%** First World Hotels & Resorts Sdn Bhd^
- **35.9%** Star Cruises Limited***^^

PLANTATIONS DIVISION

- **54.9%** Asiatic Development Berhad*
- **100%** Tanjung Bahagia Sdn Bhd#
- **100%** Sabah Development Company Sdn Bhd#
- **84%** Landworthy Sdn Bhd#

PROPERTY DIVISION

- **100%** Genting Highlands Bhd^
- **100%** Gentinggi Sdn Bhd^
- **100%** Kijal Resort Sdn Bhd^
- **100%** Oakwood Sdn Bhd
- **100%** Setiamas Sdn Bhd#
- **100%** Asiatic Land Development Sdn Bhd#
- **60%** Bandar Pelabuhan Sdn Bhd^

PAPER DIVISION

- **97.7%** Genting Sanyen Industrial Paper Sdn Bhd
- **97.7%** Genting Sanyen Paperboard Sdn Bhd

POWER DIVISION

- **39.1%** Genting Sanyen Power Sdn Bhd
- **100%** Genting Power Holdings Ltd

OIL & GAS DIVISION

- **95%** Roundhay Limited
- **95%** Coveyork Pty Ltd
- **95%** Genting Oil & Gas (China) Limited

E-COMMERCE DIVISION

- **100%** E-Genting Holdings Sdn Bhd
- **100%** Genting Information Knowledge Enterprise Sdn Bhd V

* Listed on the Kuala Lumpur Stock Exchange

** Listed on the Luxembourg Stock Exchange and quoted on CLOB International, Singapore

*** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore

^ Subsidiary of Resorts World Bhd

^^ Associate of Resorts World Bhd

Subsidiary of Asiatic Development Berhad

V Subsidiary of E-Genting Holdings Sdn Bhd

Corporate Diary

2001

28 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2000.

18 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2000 and the Thirty-Third Annual General Meeting.

20 APRIL
Announcement of the following:

(a) Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back")

(b) Proposed Amendments to the Articles of Association ("Proposed Amendments")

28 MAY
Notice to shareholders of the Thirty-Third Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and Proposed Amendments.

29 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2001.

26 JUNE
Thirty-Third Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and Proposed Amendments.

6 JULY
Disposal of the entire capital of Cairns Limited ("Cairns") for a cash consideration of US$106,813,511 and the payment by the purchaser of a deferred consideration based upon 30% of Cairns' participating percentage of 45% in the Muturi Production Sharing Contract, Indonesia.

28 AUGUST
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2001.

Announcement of the Entitlement Date for the Interim Dividend in respect of the half-year ended 30 June 2001.

Announcement of the Proposed Executive Share Option Scheme for eligible executives and executive directors of the Company and its subsidiaries ("Proposed ESOS").

28 NOVEMBER
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2001.

Announcement of the appointment of Tan Sri Dr. Lin See Yan as an independent non-executive director of the Company.

Announcement of the appointment of Tan Sri Dr. Lin See Yan and Mr Quah Chek Tin as additional members of the Audit Committee of the Company.

2002

29 JANUARY
Notice to shareholders of the Extraordinary General Meeting in respect of the Proposed ESOS.

21 FEBRUARY
Extraordinary General Meeting in respect of the Proposed ESOS.

27 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2001.

1 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2001 and the Thirty-Fourth Annual General Meeting.

26 APRIL
Announcement of the Proposed Acquisition of a 20% equity stake in Genting Sanyen Power Sdn Bhd from Tenaga Nasional Berhad ("TNB") by Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% owned indirect subsidiary of the Company and the Memorandum of Agreement between MLSB and TNB to affirm undertaking to respectively sell and acquire TNB's 40% stake in Sepang Power Sdn Bhd.

29 APRIL
Announcements of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back") and the Proposed Amendments to the Bye-Laws of the ESOS.

30 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2002.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2000 Final - 12.5 sen less tax	28 February 2001	9 July 2001	30 July 2001
2001 Interim - 6.5 sen less tax	28 August 2001	11 October 2001	31 October 2001
2001 Proposed Final - 12.5 sen less tax	27 February 2002	9 July 2002	30 July 2002 *

* *Upon approval of Shareholders at the Thirty-Fourth Annual General Meeting.*



Tan Sri Lim Goh Tong
Chairman and Chief Executive



Tun Mohammed Hanif bin Omar
Deputy Chairman



Dato' Lim Kok Thay
Managing Director



Mr Quah Chek Tin
Executive Director



Dato' Paduka Nik Hashim bin Nik Yusoff
Independent Non-Executive Director



Tan Sri Mohd Amin bin Osman
Non-Executive Director



Tan Sri Gunn Chit Tuan
Independent Non-Executive Director



Tan Sri Dr. Lin See Yan
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Goh Tong
Chairman and Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Dato' Lim Kok Thay
Managing Director

Mr Quah Chek Tin
Executive Director

Dr R Thillainathan
Director of Finance

Mr Tan Wooi Meng
Group Company Secretary

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Dato' Lim Kok Thay
Member/Managing Director

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Dato' Lim Kok Thay
Member/Managing Director

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel: (03) 2161 2288
Fax: (03) 2161 5304
E-mail: gbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel: (03) 2161 2288
Fax: (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Kuala Lumpur Stock Exchange
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com.my

Directors' Profile

Tan Sri Lim Goh Tong (Malaysian, aged 84), appointed on 30 July 1968, is the founder, Chairman and Chief Executive. He is also the Chairman and Chief Executive of Resorts World Bhd ("RWB"), a 55.2% owned subsidiary of Genting Berhad ("the Company") and a Director of Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company. In addition, he is also a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable Foundation established by him and his family in Malaysia.

He holds 6,681,000 ordinary shares in the Company, 437,500 ordinary shares in ADB and 1,832,468 ordinary shares in Genting International PLC, an indirect 62.2% owned subsidiary of the Company; and has a share option to subscribe for 600,000 ordinary shares in the Company and a share option to subscribe for 300,000 ordinary shares in RWB.

He is the father of Dato' Lim Kok Thay and a director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Tan Sri Lim Trust which owns 0.59% of the non-voting preference shares in KHR.

Tun Mohammed Hanif bin Omar (Malaysian, aged 63), appointed on 23 February 1994, is the Deputy Chairman. He is the former Inspector-General of Police from where he retired after an illustrious service with the Royal Malaysian Police Force in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the then University of Malaya, Singapore and Bachelor of Law (Honours) Degree from Buckingham University. He is also the Deputy Chairman of Resorts World Bhd ("RWB"), the Chairman on the Board of public-listed Park May Berhad and General Corporation Berhad, the Chairman of Maxis Communications Berhad and a director of AMMB Holdings Berhad, Arab-Malaysian Finance Berhad, Fullmark Manufacturing Bhd and MBf Finance Berhad. He is the President of the Malaysian Equine Council and of the Malaysian Institute of Management.

He holds 200 ordinary shares in the Company and 1,000 ordinary shares in RWB; and has a share option to subscribe for 500,000 ordinary shares in the Company and RWB respectively.

Dato' Lim Kok Thay (Malaysian, aged 50), appointed on 17 August 1976, is the Managing Director. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Managing Director of Resorts World Bhd ("RWB"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("ADB") and the Chairman of Genting International PLC. He is the Chairman, President and Chief Executive Officer of Star Cruises Limited and a director of Kien Huat Berhad. In addition, he sits on the boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

He holds a total of 14,957,796 ordinary shares (direct and indirect) in the Company, 50,000 ordinary shares in RWB and 144,000 ordinary shares in ADB; and has a share option to subscribe for 400,000 ordinary shares in the Company and a share option to subscribe for 175,000 ordinary shares in RWB.

He is a son of Tan Sri Lim Goh Tong and a director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Lim Kok Thay Trust which owns 60% of the non-voting preference shares in KHR.

Mr Quah Chek Tin (Malaysian, aged 50), appointed on 12 April 1999, is the Executive Director. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is also a Director of Asiatic Development Berhad and the Alternate Director to Dato' Lim Kok Thay on the Board of Genting International PLC. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include two public companies, Genting Golf Course Bhd and Genting Highlands Berhad.

He holds 1,000 ordinary shares in the Company and Resorts World Bhd respectively.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 64), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Bank Utama (Malaysia) Berhad, Utama Merchant Bank Berhad, Malayan United Industries Berhad, UBG Enterprise Bhd and CMS Trust Management Berhad.

He does not hold any shares in the Company or in any of its subsidiaries.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 74), appointed on 12 May 1986, is a Non-Executive Director. He is also the Chairman of Asiatic Development Berhad ("ADB"). He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Boards of DMIB Berhad and Shangri-la Hotels (Malaysia) Berhad.

He holds 8,000 ordinary shares in the Company, 122,000 ordinary shares in Resorts World Bhd and 164,000 ordinary shares in ADB; and has a share option to subscribe for 400,000 ordinary shares in the Company.

Tan Sri Gunn Chit Tuan (Malaysian, aged 73), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Bachelor of Arts (Honours) Degree and a Bachelor of Laws (Honours) Degree from University of Cambridge and Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by the University Putra Malaysia.

He does not hold any shares in the Company or in any of its subsidiaries.

Tan Sri Dr. Lin See Yan (Malaysian, aged 62), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a Chartered Statistician. He is a Harvard University alumni where he received three degrees, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) for Universiti Utara Malaysia.

Prior to 1998, he was the Chairman/President and Chief Executive Officer of Pacific Bank Berhad and for 14 years previously, the Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. Dr. Lin continues to serve the public interest. He is a Member of the National Economic Action Council (NEAC) Working Group; the Chairman of the Expert Group on Finance for Sustainable Development, the UN Commission on Sustainable Development (New York); the Pro-Chancellor of Universiti Sains Malaysia; a trustee for the Malaysia University for Science & Technology; the Governor of Asian Institute of Management in Manila, and a member of the Harvard University Graduate School Alumni Council in Cambridge as well as the Harvard's Regional Director for Asia. In addition, he advises and sits on the Boards (including Executive/Audit Committees) of a number of public-listed and private business enterprises in Malaysia, Singapore and Indonesia, including as a Director of Resorts World Bhd, Ancom Berhad, Kumpulan Guthrie Berhad, Fraser & Neave Holdings Berhad and Bank Industri & Teknologi Malaysia Bhd.

He does not hold any shares in the Company or in any of its subsidiaries.

NOTES TO DIRECTORS' PROFILE

1. ***Family Relationship***
   Save as disclosed above for Tan Sri Lim Goh Tong and Dato' Lim Kok Thay, the other Directors do not have any family relationship with any Director and/or major shareholder of the Company.

2. ***Conflict of Interest***
   The Directors' personal interests in material business arrangement, if any, with the Company are set out in Note 36 to the Financial Statements under "Significant Related Party Transactions and Balances" on pages 58 to 60 of this Annual Report.

3. ***Conviction for Offences***
   None of the Directors have any conviction for offences within the past 10 years.

4. ***Attendance at Board Meetings***
   The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 21 of this Annual Report.

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of the Genting Group of Companies ("Group") for the financial year ended 31 December 2001.

PERFORMANCE REVIEW

The Group had a challenging year in 2001. The global economic slowdown that was further affected by the September 11 impact moderated the Malaysian economy recovery with a GDP growth of 0.4% for 2001.

The Group revenue declined by 5.7% to RM3,148.4 million, mainly due to lower revenue contributions from the Paper and Property divisions. The results of the Group have improved over the previous year due mainly to contributions from the Leisure & Hospitality division which recorded an increase in visitor arrivals.

The Group's profit before tax in 2001 was RM1,034.6 million compared to a loss before tax of RM322.7 million in the previous year. The loss before tax in the previous year was due mainly to the exceptional charges incurred during that year, comprising the goodwill write-off arising on acquisition of additional new equity interest in Star Cruises Limited and the loss incurred on disposal of NCL Holding ASA shares. The profit before tax in 2001, however has been affected by the higher write-off of costs in the Oil & Gas Division, higher finance costs and the lower results from the Paper Division.

DIVIDENDS

An interim dividend of 6.5 sen less 28% tax per ordinary share of 50 sen each, amounting to RM32.9 million was paid on 31 October 2001. The Board recommends a final dividend of

PROFIT/(LOSS) BEFORE TAXATION & TOTAL ASSETS EMPLOYED


RM million
10,000
7,500
5,000
2,500
0
(2,500)
1,542.5
7,957.4
909.7
8,340.1
1,521.4
9,438.8
(322.7)
9,300.8
1,034.6
10,221.1
1997
1998
1999
2000
2001
Profit/(Loss) Before Taxation
Total Assets Employed

BASIC EARNINGS/(LOSS) PER SHARE & NET TANGIBLE ASSETS PER SHARE


RM
8
6
4
2
0
(2)
109.6 sen
6.36
58.8 sen
6.78
156.3 sen
8.22
(34.9) sen
7.64
64.4 sen
8.14
1997
1998
1999
2000
2001
Basic Earnings/(Loss) Per Share
Net Tangible Assets Per Share

Saya bagi pihak Lembaga Pengarah, dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk syarikat-syarikat dalam Kumpulan Genting ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2001.

TINJAUAN PRESTASI

Kumpulan telah menghadapi tahun yang mencabar di dalam 2001. Kelembapan ekonomi global yang lebih dirasai dengan kesan peristiwa 11 September telah menyederhanakan pemulihan ekonomi Malaysia dengan pertumbuhan KDNK sebanyak 0.4% pada tahun 2001.

Hasil Kumpulan telah menurun sebanyak 5.7% kepada RM3,148.4 juta, kerana sumbangan hasil yang lebih rendah daripada bahagian-bahagian Kertas dan Hartanah. Walau bagaimanapun, keuntungan kendalian Kumpulan meningkat sebanyak 8.1% kepada RM1,495.6 juta, yang sebahagian besarnya disumbangkan daripada bahagian Peranginan dan Keraian yang mencatat prestasi yang lebih baik akibat kehadiran para pelawat yang lebih ramai.

Keuntungan Kumpulan sebelum cukai pada 2001 adalah RM1,034.6 juta berbanding kerugian sebelum cukai sebanyak RM322.7 juta pada tahun sebelumnya. Kerugian sebelum cukai pada tahun sebelum terutamanya disebabkan oleh caj-caj luar biasa yang ditanggung pada tahun berkenaan, terdiri daripada pelupusan ihsan yang timbul akibat pemerolehan tambahan kepentingan ekuiti baru dalam Star Cruises Limited dan kerugian yang ditanggung daripada penjualan saham-saham NCL Holding ASA. Walau bagaimanapun, keuntungan sebelum cukai pada 2001 telah dipengaruhi oleh kos pelupusan yang lebih tinggi dalam Bahagian Minyak & Gas, kos kewangan yang lebih tinggi dan hasil pendapatan yang lebih rendah daripada Bahagian Kertas.

DIVIDEN

Dividen interim sebanyak 6.5 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham, berjumlah RM32.9 juta telah dibayar pada 31 Oktober 2001. Lembaga Pengarah mencadangkan dividen akhir sebanyak 12.5% tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham tertakluk kepada kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ketiga Puluh Empat yang akan datang. Jumlah bersih dividen bagi tahun berkenaan adalah RM96.3 juta.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2001 RM million	2000 RM million	Change %
Operating revenue	3,148.4	3,338.6	(6)
Profit/(Loss) before taxation	1,034.6	(322.7)	N/M
Profit/(Loss) after taxation	648.3	(674.7)	N/M
Net Profit/(Loss) for the year	453.6	(245.5)	N/M
Shareholders' equity	5,736.8	5,384.1	7
Total assets employed	10,221.1	9,300.8	10
Basic earnings/(loss) per share (sen)*	64.4	(34.9)	N/M
Diluted earnings/(loss) per share (sen)*	N/A	N/A	N/A
Net dividend per ordinary share (sen)	13.7	13.7	0
Dividend cover (times)*	4.7	N/A	N/A
Net tangible assets per ordinary share (RM)	8.1	7.6	7
Return/(Loss) (after tax and minority interests) on average shareholders' equity (%)	8.2	(4.4)	N/M

* *Computed based on profit/(loss) after taxation and minority interests.*
N/M : Not Meaningful
N/A : Not Applicable

12.5 sen less 28% tax per ordinary share of 50 sen each for the approval of shareholders at the forthcoming Thirty-Fourth Annual General Meeting. Total net dividend for the year will amount to RM96.3 million.

BUSINESS & CORPORATE DEVELOPMENTS

During the year under review, the Group continued to expand and develop its respective businesses.

The Leisure & Hospitality division has successfully developed the First World Complex at Genting Highlands Resort ("Resort") at a cost of about RM1 billion.

The First World Complex ("FW Complex"), comprising Phase 1 of the First World Hotel ("FWH"), the First World Plaza ("The Plaza") and the Genting International Convention Centre ("GICC"), was opened progressively to the public during the year under review.

Phase 1 of FWH was fully opened in December 2001, with about 3,300 rooms. The Plaza is a new age indoor theme park which also houses a variety of food and beverage outlets together with retail shops, famously-themed international landmarks and boulevards as well as exciting new suspended and other joy rides.

The GICC is the largest column-free and state-of-the-art convention centre in Malaysia with a built-up area of 106,000 sq. ft. It is fast becoming a popular venue for both international and local corporate events.

To meet the increasing needs of the number of visitors, basic amenities at the Resort were expanded to include two newly completed water treatment plants and a new raw water storage pond. The road upgrading project from Gohtong Jaya to the hydroponic station near the hilltop was completed in 2001. This further enhances travel convenience and the accessibility from the foothills at Genting Sempah to the Resort.

Our commitment to provide the best leisure entertainment to all has not gone unnoticed. Our customer-focused development efforts and strong management guidance have enabled Genting Highlands Resort to be recognised as the "Asia Pacific's Leading Casino Resort" by World Travel Awards in April 2001 and the "Best 5-Star Family & Entertainment Resort" at the World Asia Media Millennium Gold Awards 2001/2002 in October 2001.

The Group has announced in April 2002, the proposed acquisition by its indirect subsidiary Mastika Lagenda Sdn Bhd of a 20% equity stake of Genting Sanyen Power Sdn Bhd from Tenaga Nasional Berhad ("TNB") for a cash consideration of RM240 million, subject to approvals from all relevant authorities; and also signed the memorandum of agreement to acquire TNB's 40% stake in Sepang Power Sdn Bhd for a proposed consideration of RM65.7 million.

The performance of the Plantations division continued to be determined by the crude palm oil prices. During the year under review, the division acquired some 9,985 hectares of agricultural land in Sabah. The division now has over 50,000 hectares of plantation land with a potential to increase future earnings.

PEMBANGUNAN PERNIAGAAN DAN KORPORAT

Pada tahun dalam kajian, Kumpulan terus memperluaskan dan membangunkan perniagaan-perniagaannya masing-masing.

Bahagian Peranginan and Keraian telah berjaya membangunkan First World Complex di Genting Highlands Resort ("Resort") dengan kos kira-kira RM1 bilion.

First World Complex ("FW Complex"), yang merangkumi Fasa 1 First World Hotel ("FWH"), First World Plaza ("Plaza") dan Genting International Convention Centre ("GICC"), telah dibuka secara progresif kepada orang ramai pada tahun dalam kajian.

Fasa 1 FWH yang telah dibuka sepenuhnya pada Disember 2001, mempunyai lebih kurang 3,300 buah bilik. Plaza merupakan taman tema dalam zaman baru yang juga mengandungi pelbagai kedai makanan dan minuman serta kedai-kedai runcit, tempat dan jalan berhias antarabangsa bertema yang masyhur serta tunggangan ria dan tergantung yang baru dan menguja.

GICC merupakan pusat konvensyen tanpa tiang yang terbesar, canggih dan terkini di Malaysia dengan keluasan binaan 106,000 kaki persegi. Ia di dalam masa yang singkat, menjadi tempat popular untuk kedua-dua majlis korporat tempatan dan antarabangsa.

Bagi menampung bilangan para pelawat yang kian meningkat, kemudahan-kemudahan asas di Resort telah diperkembangkan untuk merangkumi loji-loji rawatan air yang baru siap dibina dan kolam takungan air mentah yang baru. Projek mempertingkatkan jalanraya dari Gohtong Jaya ke stesen hidroponik berdekatan puncak bukit telah disiapbina pada tahun 2001. Ini mempertingkatkan lagi keselesaan dan kemudahan laluan dari kaki bukit di Genting Sempah ke Resort.

Komitmen kami untuk menyediakan hiburan peranginan yang terhebat kepada semua telah menerima penghargaan. Usaha-usaha pembangunan kami yang memfokuskan pelanggan dan bimbingan pengurusan yang teguh membolehkan Genting Highlands Resort diiktirafkan sebagai "Resort Kasino Utama di Asia Pasifik" oleh World Travel Awards pada April 2001 dan "Resort Hiburan & Keluarga Bertaraf 5 Bintang Yang Terbaik" oleh World Asia Media Millennium Gold Awards 2001/2002 pada Oktober 2001.

Pada April 2002, Kumpulan telah mengumumkan cadangan pemerolehan 20% kepentingan ekuiti dalam Genting Sanyen Power Sdn Bhd daripada Tenaga Nasional Berhad ("TNB") oleh anak syarikat tidak langsungnya Mastika Lagenda Sdn Bhd untuk pertimbangan tunai sebanyak RM240 juta, tertakluk pada kelulusan daripada kesemua pihak berkuasa berkenaan; dan juga telah menandatangani memorandum perjanjian untuk memperolehi 40% kepentingan TNB dalam Sepang Power Sdn Bhd untuk pertimbangan cadangan sebanyak RM65.7 juta.

Prestasi bahagian Perladangan terus bergantung kepada harga minyak sawit mentah. Pada tahun dalam kajian, bahagian ini telah memperolehi lebih kurang 9,985 hektar tanah pertanian di Sabah. Bahagian ini kini mempunyai lebih 50,000 hektar tanah perladangan dengan potensi untuk mempertingkatkan pendapatan masa hadapan.

Oleh kerana pasaran hartanah yang lemah, bahagian Hartanah tidak ada sebarang pelancaran hartanah utama yang baru pada tahun 2001. Walau bagaimanapun, dengan inventori di tahap yang mudah dikendalikan, bahagian ini akan terus mengadakan pelancaran-pelancaran baru yang lebih kecil dan memberi tumpuan kepada hartanah perumahan lingkungan sederhana.

Due to the weak property market, the Property division did not have any new major property launch in 2001. However, with inventories at manageable level, the division will continue to conduct smaller new launches and focus on medium range residential properties.

The Paper & Packaging division has commissioned a new corrugating box plant, which is located off the North-South Expressway in Prai, Penang in early 2002. The division, with its Northern and Central box plants, is poised to be a significant corrugated carton manufacturer in Malaysia.

In July 2001, the Oil & Gas division sold its entire 45% working interest in the Muturi Production Sharing Contract ("PSC") in Indonesia, to BP Global Investments Ltd, a wholly owned subsidiary of BP PLC. The initial cash consideration of US$106.8 million has been received. The deferred consideration is receivable based on future entitlements commencing when commercial gas production attributable to the contract area begins and continuing until the termination of the Muturi PSC. This disposal enabled the Group to retain its rights to long-term future cash flows from the Tangguh Project, recover the bulk of its investment and relieve itself from all future development costs. The Group will continue to evaluate potential new oil or gas-related ventures or acquisitions based on commercial and technical viability.

ESOS

The Group proposed to implement a new Executive Share Option Scheme ("ESOS") for its eligible executives and Executive Directors in August 2001. On 21 February 2002, the Group obtained shareholders' approval for the aforesaid proposed ESOS. This proposed ESOS will allow eligible executives to participate in the future growth of the Group. It will also reward and retain executives whose services are vital to the operations and continued growth of the Group.

PROSPECTS

In view of a positive economic recovery expected in year 2002 which will improve consumer spending, the Group with its recent business and development expansions particularly in the Leisure & Hospitality, Plantations and Packaging divisions, is well positioned to capitalise on this recovery and improve on its future performance.

APPRECIATION

On behalf of the Board of Directors, I am pleased to welcome Tan Sri Dr. Lin See Yan who has been appointed as a Director of the Company. I believe the Group will benefit from his expertise and experience.

We would like to extend our appreciation to our shareholders, customers, the various authorities and business associates for their continued confidence in and support of the Group. We also thank the management and all employees for their tireless efforts, hard work and loyalty to the Group.

TAN SRI LIM GOH TONG
Chairman and Chief Executive
26 April 2002

Bahagian Kertas & Pembungkusan telah memulakan operasi sebuah loji pembuat kotak kertas gelugur yang baru, yang terletak berhampiran Lebuhraya Utara Selatan di Prai, Pulau Pinang pada awal 2002. Bahagian ini, dengan loji-loji Utara dan Tengah bersedia untuk menjadi pengeluar kotak kertas gelugur yang penting di Malaysia.

Pada Julai 2001, bahagian Minyak & Gas telah menjual seluruh 45% kepentingan kerjanya dalam Muturi Production Sharing Contract ("PSC") di Indonesia kepada BP Global Investments Ltd, anak syarikat milik penuh BP PLC. Pertimbangan tunai permulaan sebanyak US$106.8 juta telah diterima. Pertimbangan tertunda akan diterima berdasarkan hak-hak masa hadapan yang bermula apabila pengeluaran gas komersil yang dipunyai di kawasan kontrak bermula dan berterusan sehingga penamatan Muturi PSC. Penjualan ini membolehkan Kumpulan mengekalkan hak-hak terhadap aliran tunai masa hadapan jangka panjang daripada Projek Tangguh, mendapatkan semula sebahagian besar pelaburannya dan melepaskannya daripada kesemua kos pembangunan masa hadapan. Kumpulan akan terus menilai usaha niaga berpotensi baru yang berkaitan dengan minyak atau dengan gas atau pemerolehan-pemerolehan yang bersesuaian kehendak komersil dan teknikal.

ESOS

Kumpulan mencadangkan untuk melaksanakan Skim Opsyen Saham Pekerja ("ESOS") yang baru pada Ogos 2001 untuk para Eksekutif dan para Pengarah Eksekutif yang layak. Pada 21 Februari 2002, Kumpulan telah mendapatkan kelulusan daripada para pemegang saham bagi cadangan ESOS tersebut. Cadangan ESOS ini membolehkan para Eksekutif yang layak untuk menyertai pertumbuhan Kumpulan di masa hadapan. Ia juga memberi ganjaran dan mengekalkan para Eksekutif yang khidmat mereka penting kepada operasi-operasi dan pertumbuhan berterusan Kumpulan.

PROSPEK

Memandangkan pemulihan ekonomi positif yang dijangka pada tahun 2002 yang akan menambahkan perbelanjaan pengguna, Kumpulan dengan peluasan perniagaan dan pembangunan baru-baru ini, khususnya dalam bahagian-bahagian Peranginan dan Keraian, Perladangan dan Pembungkusan, berada di dalam kedudukan yang baik untuk mengambil kesempatan daripada pemulihan ini dan mempertingkatkan prestasinya di masa hadapan.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya mengalu-alukan Tan Sri Dr. Lin See Yan yang telah dilantik sebagai seorang Pengarah Syarikat. Saya percaya Kumpulan akan menerima manfaat daripada pengalaman dan kepakaran beliau.

Kami juga ingin menyampaikan penghargaan kepada para pemegang saham, para pelanggan, pihak-pihak berkuasa dan rakan-rakan perniagaan kami di atas keyakinan dan sokongan mereka yang berterusan kepada Kumpulan. Kami juga ingin mengucapkan terima kasih kepada pihak pengurusan dan seluruh kakitangan syarikat di atas usaha mereka yang tidak mengenal penat, kegigihan dan kesetiaan kepada Kumpulan.

TAN SRI LIM GOH TONG
Pengerusi dan Ketua Eksekutif
26 April 2002

我謹代表董事部欣然呈獻截至2001年12月31日止的雲頂集團（本集團）常年報告及已審核的財政報告。

業績檢討

2001 年對本集團來說是個挑戰性的一年。全球經濟放緩因受到9月11日事件的影響而進一步惡化。這也拖延了馬來西亞的經濟復蘇，而使2001 年度的國民生產總值只取得0.4% 的增長。

本集團的收入降低5.7% ，至馬幣卅一億四千八百四十萬零吉，主要是由造紙及產業組低收入造成。集團的業績表現比前一年好，這主要是遊客到訪人數的增加，使其休閑及酒店組取得更佳的業績。

本集團在2001 年度的稅前盈利為十億三千四百六十萬零吉，而前一年的稅前虧損為三億二千二百七十萬零吉。前一年的稅前虧損主要是由于該年度的特別開支所造成，這包括收購麗星郵輪額外新股權的商譽報銷及出售NCL Holding ASA 股份的虧損。2001 年的稅前盈利却受到石油及天然氣組的高成本報銷，及造紙組的較高財政開銷和較低盈利的影响。

稅前盈利/(虧損)及全部動用資產


馬幣 百萬
10,000
7,500
5,000
2,500
0
(2,500)
1997
1998
1999
2000
2001
1,542.5
7,957.4
909.7
8,340.1
1,521.4
9,438.8
(322.7)
9,300.8
1,034.6
10,221.1
稅前盈利/(虧損)
全部動用資產

每股基本收益/(虧損)及每股淨有形資產


馬幣
8
6
4
2
0
(2)
1997
1998
1999
2000
2001
109.6仙
6.36
58.8仙
6.78
156.3仙
8.22
(34.9)仙
7.64
64.4仙
8.14
每股基本收益/(虧損)
每股淨有形資產

股息

每一50 仙普通股享有6.5 仙，但須扣28% 稅，而總額高達三千二百九十萬的中期股息，已在2001年10月31 日發出。董事部將於行將到來的第34屆常年股東大會上，尋求批准其每一50 仙普通股享有12.5 仙，但須扣28% 稅的終期股息的建議。該年的淨股息總額將高達九千六百卅萬零吉。

業務及企業發展

在這一年裡，本集團不斷的擴充及發展其相關的業務。

休閑及酒店組耗資大約十億零吉，成功在雲頂高原勝地興建第一世界綜合中心。

在這一年裡， 包括第一期的第一世界酒店、第一世界廣場及雲頂國際會議中心在內的第一世界綜合中心，已陸續啟業。

財政重點

截至12月31日年度	2001年 百萬零吉	2000年 百萬零吉	相差 %
營運收入	3,148.4	3,338.6	(6)
稅前盈利/(虧損)	1,034.6	(322.7)	N/M
稅後盈利/(虧損)	648.3	(674.7)	N/M
年度淨盈利/(虧損)	453.6	(245.5)	N/M
股東股權	5,736.8	5,384.1	7
全部動用資產	10,221.1	9,300.8	10
每股基本收益/(虧損)[仙]*	64.4	(34.9)	N/M
每股沖淡收益/(虧損)[仙]*	N/A	N/A	N/A
每股淨股息[仙]	13.7	13.7	0
股息補足率(倍數)*	4.7	N/A	N/A
每一普通股淨有形資產(零吉)	8.1	7.6	7
平均股東股權(在扣稅及少數股東利益後)的回酬/(虧損)[%]	8.2	(4.4)	N/M

*　*根據扣稅及少數股東利益後的 盈利計算。*

N/M：無關重要

N/A：不適用

擁有約3,300間客房的第一期第一世界酒店已在2001年12月全部啟業。第一世界廣場是一個新世代的室內娛樂場所，它也設有各種飲食商店及零售店、國際著名地標及林蔭道，及新穎刺激的高空懸和其他陸地遊玩設施。

雲頂國際會議中心是馬來西亞最大的無支柱及符合最現代化的會議中心，佔地106,000平方尺。它已成為舉辦國際及本地企業活動的受歡迎場地。

為了應付遊客人數的不斷增加，雲頂高原勝地的基本設施已完成增建兩個濾水廠及一個新的原水貯備池。從梧桐再也市鎮到近山頂水耕中心的道路已在2001年完成提升工程。這使雲頂森芭山腳到雲頂高原勝地的交通出入更加方便。

我們提供更佳的休閑娛樂的承諾受到表揚。我們為顧客所作的發展努力以及所提供的強大管理指引，己使雲頂高原勝地在2001年4月獲得World Travel Awards認同為"亞太區首屈一指的勝地"，以及為我們在2001年10月舉行的2001/2002年度的"世界亞洲媒體千禧年金像獎"上獲得"最佳5星級家庭和娛樂勝地獎"的榮譽。

本集團于2002年4月宣佈通過其間接子公司Mastika Lagenda私人有限公司，建議以現金二億四千萬零吉的數額，向國家能源有限公司("TNB")收購其在雲頂杉源電力私人有限公司的20%股權，但此項收購須獲得各有關當局的批准；以及須與TNB簽署一份協議備忘錄，以六千五百七十萬零吉的數額收購它在雪邦電力私人有限公司(Sepang Power Sdn Bhd)的40%股權。

種植組的表現繼續取決於原棕油的價格。在這一年里，該組已在沙巴完成收購總面積共9,985公頃的農業地。該組目前共擁有超過50,000公頃具有增加未來收益潛能的種植地。

由於產業市況疲弱，產業組在2001年沒有推出任何重大產業計劃。無論如何，由於產業庫存還可應付，該組將繼續推出較小型的新產業計劃，並集中發展中價屋的住宅產業。

在2002年初，造紙及包裝組已將位于檳城北海南北大道的新瓦楞紙盒廠投入生產。有了中區及北區的紙盒廠，該組將成為馬來西亞一家舉足輕重的瓦楞紙廠商。

在2001年7月，石油及天然氣組已將其在印尼的"姆都里生產分享合同"下所擁有的全部45%股權售予BP PLC獨資子公司，即BP Global Investments Ltd.。我們已收取一億六百八十萬美元的首筆付款。延付的數額將根据未來的享有權，即此項享有權將于合同區的商業天然氣生產開始投人時開始執行，一直到姆都里生產分享會員終止為此。這項脫售行動將使本集團能保有權利，從Tangguh計劃獲得長期的未來現金流動，並收回其大部份所作的投資以及解除支付所有未來發展之費用。本集團將繼續根據商業與技術的可行性，評估具潛能的新石油或與天然氣相關的投資或收購。

執行員股權認購計劃

本集團於2001年8月建議為其合格之執行員及執行董事實施新的執行員股權認購計劃。在2002年2月21日，本集團已獲得股東批准上述執行員股權認購計劃之建議。此項計劃將使合格之執行員參與本集團的未來成長。它也將獎勵和留住那些為本集團的運作和繼續成長作出貢獻的執行員。

前景

鑑於預期中的2002年經濟復蘇將有助於消費的提升，配合其最近的各項發展，特別是在消閑和酒店組、種植組和包裝組方面，本集團將處於有利地位，藉此項復蘇來改善其未來的業績。

致謝

我謹代表董事部，欣然歡迎丹斯里林西彥加入成為董事部一員。我相信本集團將因他的專才和經驗而受益不淺。

我們亦衷心感謝所有對我們充滿信心並繼續支持我們的股東、客戶、各有關當局以及商業同仁。我們也感謝為本集團獻心獻力、忠心耿耿的管理層以及全體員工。

丹斯里林梧桐
主席及首席執行員
二零零二年四月二十六日

LEISURE & HOSPITALITY

GENTING HIGHLANDS RESORT

www.genting.com.my

The Leisure and Hospitality division contributed a profit before tax of RM1,080.7 million to the Group in 2001 (2000: RM907.6 million).

Genting Highlands Resort ("Resort") continues to live up to its reputation as the *City of Entertainment* - offering a wide comprehensive array of high service quality and leisure entertainment attractions for all walks of life. The Resort was awarded "Asia Pacific's Leading Casino Resort" by World Travel Awards in April 2001 and recognised as the "Best 5-Star Family & Entertainment Resort" at the World Asia Media Millennium Gold Awards 2001/2002 in October 2001. A total of 14.1 million patrons visited the Resort in 2001, compared to 13.4 million in 2000.

During the year under review, the First World Complex ("FW Complex"), comprising the First World Hotel, the First World Plaza and Genting International Convention Centre ("GICC") were successfully completed and opened to the public.

The five hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel currently have a total inventory of about 6,100 hotel rooms and achieved a satisfactory overall average occupancy rate of 79% in 2001, despite the additional 3,300 rooms of First World Hotel.

The Arena of Stars ("Arena") hosted many popular local and international concerts and entertainment events in 2001. Popular Canto-pop entertainers such as Andy Lau, Aaron Kwok, Leon Lai and Alan Tam performed to full-house concerts at the Arena. International artistes like Air Supply, Boney M., Richard Clayderman and up-and-coming new artistes such as Kelly Chen, China Dolls, Daniel Chan and Tanya Chua also performed to enthusiastic crowds at the Resort. The Arena was the host venue for the inaugural 1st Golden Melody Awards in November 2001, featuring top artistes and performers from Hong Kong, Taiwan, Singapore, Thailand and Malaysia. The Arena also staged major beauty pageants such as Miss Malaysia Chinese International Pageant 2001 and Miss Malaysia-Universe Pageant 2001 and popular local award shows such as *Anugerah ERA* and *Anugerah Bintang Popular Berita Harian*.



First Phase of First World Hotel completed.

The Resort is currently staging *"Fiesta Magica"*, a spectacular Hollywood-style multi-million ringgit show by internationally acclaimed magician and illusionist Gianni Mattiolo, at the Genting International Showroom ("GIS").

The First World Plaza ("The Plaza"), a new age indoor theme park located at the FW Complex also houses an array of more than 90 interesting food and beverage outlets together with retail shops. The Plaza was opened to the public on 1 December 2001. It also features new and exciting suspended rides, as well as appropriately themed boulevards reminiscent of famous landmarks such as *Champs Elysees*, *Venice*, *Times Square*, *Universal Walk*, *Covent Garden* and *Genting Walk* and other world famous icons such as the *Statue of Liberty, the Hollywood Oscar, Arc de Triomphe* and the *Big Ben*.



Rio Float, Venice Gondola, the Ferris Wheel and many more new rides at the First World Plaza.



Top left:

Genting Sky Venture, the first-ever skydiving simulation attraction in Asia and second in the World!

Bottom left:

Fiesta Magica, a spectacular "Hollywood-style" multi-million ringgit production.




FIRST WORLD PLAZA

Times Square - one of the latest attractions at First World Plaza.

The GICC at FW Complex is the largest column-free state-of-the-art convention centre in Malaysia with a built-up area of 106,000 sq. ft., comprising a Grand Ballroom, 10 meeting rooms, a pre-function foyer and business centre which can accommodate up to 6,000 convention delegates.

The FW Complex also houses "*The Pavilion*", a 44,000 sq. ft. multi-purpose hall with 2,000-seat capacity – ideal for exhibitions and sporting events.

AWANA HOTELS & RESORTS
www.awana.com.my

The three Awana hotel properties registered an overall average occupancy rate of 63% in 2001 (2000: 72%).

During the year, Awana Genting Highlands Golf & Country Resort ("Awana Genting") organised many Eco-sport activities such as the Awana Corporate Navigator Challenge 2001 amidst the crisp cool air and natural lush greeneries of the Resort. Its award winning golf course was the venue for the Genting Masters 2001 Golf Tournament.

Awana Kijal Golf & Beach Resort in Kijal, Terengganu, remains a popular beach resort in the east coast of Peninsular Malaysia, renowned for its 7.6km long pristine white beach, its world standard 18-hole golf course and panoramic seafront views.

Awana Porto Malai, Langkawi with its Mediterranean-ambience continues to attract visitors with its hospitality and the mystical charms of Langkawi Island. During the year, Awana Porto Malai was the main venue for the Langkawi International Maritime and Aerospace 2001 Exhibition, the Awana Resorts Explorer Challenge 2001 and Awana Navigator Challenge 2001.

AWANA VACATION RESORTS
www.awanavacation.com

Awana Vacation Resorts, the Group's timeshare business is operated by its indirect subsidiary, Awana Vacation Resorts Development Berhad ("AVRD") and has a total of 3,046 members as at 31 December 2001.

AVRD has added 110 timeshare accommodation units to its inventory in 2001, comprising 34 units of apartments at Awana Kijal, 66 units of condominiums at Awana Genting and 10 extra units of Ria apartments.

The AVRD timeshare members have the option to stay at the numerous hotels at the Resort, the Awana chain of hotels or exchange through the Resorts Condominium International (RCI) with access to over 3,800 affiliated resorts in nearly 85 countries.

STAR CRUISES LIMITED

The Group, via Resorts World Bhd, has a 35.9% stake in Star Cruises Limited ("Star Cruises"). Star Cruises, "The Leading Cruise Line in Asia-Pacific" and the fourth largest cruise line in the world has a combined fleet of 20 ships with over 24,000 lower berths and operates under three renowned brands - Star Cruises, Norwegian Cruise Line ("NCL") and Orient Lines.

Star Cruises took delivery of two new shipbuilds in 2001, namely Norwegian Star and Norwegian Sun of 91,000-gross tonne and 77,104-gross tonne respectively. Norwegian Star and Norwegian Sun operate under the NCL brand and have adopted the popular "*Freestyle Cruising*" concept (pioneered by Star Cruises) for their current cruises in the Hawaiian Islands and the Caribbean respectively.



Rest and relax at SuperStar Virgo's spa and beauty facilities.



Enchanting moments aboard SuperStar Leo.

Norwegian Sun is NCL's first purpose-built ship for the *"Freestyle Cruising"* concept. NCL will take delivery of the Norwegian Dawn in the fourth quarter of year 2002.

In September 2001, Star Cruises introduced a new brand "Cruise Ferries", via the newly acquired Wasa Queen, a 16,546-gross tonne ship that has been refurbished to offer the innovative passenger-cum-ferry cruise services to the Hong Kong-China market.

Acknowledged for its world-class innovative cruise products and services, Star Cruises continues to receive numerous accolades such as being voted as the "Best Cruise Operator in Asia-Pacific" for the fifth consecutive year in 2001 by Travel Trade Gazette Asia and won the "Innovator: Product Award - Journey Maker" category in the TravelWeekly East Innovators Awards 2001 for its innovative excellence in the travel industry. The Founder of Star Cruises, Tan Sri Lim Goh Tong was bestowed the "Distinguished Contribution" award from Singapore Cruise Centre in 2001, for his vision and foresight in establishing the cruise operations in Singapore.

www.starcruises.com
www.ncl.com
www.orientlines.com

STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	**Norwegian Cruise Line**	**Orient Lines**
SuperStar Leo	Norwegian Star	Marco Polo
SuperStar Virgo	Norwegian Sun	Crown Odyssey
SuperStar Aries	Norwegian Sky	
SuperStar Gemini	Norwegian Majesty	**Cruise Ferries**
Star Pisces	Norwegian Wind	Wasa Queen
SuperStar Capricorn	Norwegian Dream	
MegaStar Aries	Norwegian Sea	
MegaStar Taurus	The Norway	
SuperStar Express*	Norwegian Dawn *(end 2002)*	

*(* Chartered out)*



Cruising with endless fun-filled activities.

Norwegian Star



NORWEGIAN STAR

The Plantations Division posted a profit before tax of RM31.7 million in 2001 (2000: RM39.0 million). The production of fresh fruit bunches ("FFB") improved to 700,275 tonnes in 2001, an increase of 7% over the previous year.

Crude palm oil ("CPO") production for 2001 increased to 135,263 tonnes or 6% more than the previous year whilst palm kernel ("PK") production increased by 7% to 37,043 tonnes. The Group's combined processing capacity at 155 tonnes per hour attained higher capacity utilisation at 84%, compared to 81% in 2000.

The average selling price achieved for CPO dipped to RM883 per tonne (2000: RM1,000 per tonne) and the average PK selling price was RM438 per tonne in 2001 (2000: RM703 per tonne).

Despite the lower achieved prices of palm products for 2001, the Division has not cut back on the optimum level of fertiliser and maintenance inputs. This will ensure high yield be sustained when prices pick up.

During the year, the Division's landbanks increased by nearly 24% to over 50,000 hectares with several acquisitions in Sabah; the largest being the 8,830-hectare land at Sungai Tongod near Telupid in the district of Kinabatangan.

The ISO 9002 exercise in Ayer Item Oil Mill was successfully completed on 16 March 2001 and accreditation received from Standards and Industrial Research Institute of Malaysia ("SIRIM").

Serian Palm Oil Mill, the Division's joint-venture oil mill with Sarawak Land Consolidated and Rehabilitation Authority ("SALCRA") processed 137,000 tonnes of FFB, achieving an oil extraction rate of 22% with capacity utilisation of 85% in 2001.

PROPERTIES

The prolonged weak property market continued to affect the performance of the Property Division. Despite the tough market conditions, the Division actively participated in property promotion exhibitions such as the Home Ownership Campaigns and the Malaysia Property Exposition (MAPEX).

The Division registered a profit before tax of RM22.9 million in 2001 (2000: RM21.7 million). The profit contribution was mainly from its 54.9% indirect subsidiary, Asiatic Land Development Sdn Bhd, which posted sales from the Indahpura Project in Kulai, Johor and the Permaipura Project in Kedah.



Double-storey shop offices and double-storey terrace houses (Cassia C) in Indahpura.

During the year, 209 units of Indahpura's residential houses were completed and handed over to purchasers with a near 100% take-up rate. Given the good public response, additional medium cost double-storey terrace houses and some double and three-storey shop offices were launched in Indahpura. The 1,040 low-cost apartments in Indahpura under the 'Rumah Rakyat' scheme were almost fully sold in 2001.

No new sales launch was undertaken in Permaipura, Kedah and Desa Cheng Perdana in Melaka in 2001, as the prevailing property market remained soft. However, the Division is closely monitoring these markets and new launches will be undertaken when the timing is right.

The Permaipura Golf & Country Club ("PGCC") registered an improved performance in 2001, despite the intense competition from established neighbouring golf courses. The better performance was due to intensified marketing efforts in promoting attractive tournament packages to local tour operators. These efforts have helped to increase patronage to the golf club. A swimming pool with an adjoining wading pool was completed in 2001 to further enhance PGCC as a recreational retreat and upgrading works had commenced on the golf course to feature more challenging fairways and greens.

About 108 hectares of the Division's land were compulsorily acquired by the Government in 2001.

Kijal Golf & Beach Resort, wholly owned by the Group's subsidiary, Resorts World Bhd, is an integrated tourist-cum-housing resort project in Terengganu, comprising the 5-star Awana Kijal Golf & Beach Resort, an 18-hole international golf course and Kijal Beach Resort Apartments. Kijal Beach Resort Apartments which boast scenic golf course and sea-front views, achieved a high rental occupancy of over 81% in 2001, despite a slight reduction in expatriate tenants as the petroleum related projects in the surrounding areas are nearing completion.

Development works at the newly acquired plantation land at Sungai Tongod, Sabah.



Area (Hectares)	Oil Palm 2001	Oil Palm 2000	Rubber 2001	Rubber 2000	Durian & Others 2001	Durian & Others 2000	Titled Area 2001	Titled Area 2000
Mature	32,683	32,605	750	1,291	10	10	33,443	33,906
Immature	6,076	4,765	-	-	-	-	6,076	4,765
Total Planted Area	38,759	37,370	750	1,291	10	10	39,519	38,671
As a percentage (%)	98.1	96.6	1.9	3.4	-	-	100.0	100.0
Unplanted Jungle Area	-	-	-	-	9,019	-	9,019	-
Labour Lines, Buildings & Infrastructure, etc.	-	-	-	-	1,863	1,923	1,863	1,923
Total Area	38,759	37,370	750	1,291	10,892	1,933	50,401	40,594
Percentage Over Titled Area (%)	76.9	92	1.5	3.2	21.6	4.8	100.0	100.0
Production (mt)	700,275	655,366	830	1,457	-	-	-	-
Yield Per Mature Hectare (mt/kg)	21.4	20.2	1,526	1,591	-	-	-	-
Average Selling Price								
Rubber (sen/kg)	-	-	182	223	-	-	-	-
CPO(RM/mt)	883	1,000	-	-	-	-	-	-
Palm Kernel (RM/mt)	438	703	-	-	-	-	-	-

PAPER & PACKAGING

www.gsanyen.com

The Paper & Packaging Division posted a profit before tax of RM10.5 million in 2001 (2000: RM75.4 million). The lower performance is mainly due to the weaker global market prices for industrial brown grade paper, the slower demand for cartons and the higher depreciation charges arising from the new Central box plant.

Despite the difficult market conditions, the two paper mills managed to maintain their sales volumes of 250,000 tonnes in 2001, against a total production output of 248,000 tonnes (2000: 249,000 tonnes). Average production efficiency was maintained at a high of 95%. Market acceptance for the Liner paper, launched at the start of 2001, has been strong following the consistent quality and improved strength of this product.

The Central box plant which is located in the Genting Sanyen Industrial Paper Mill Complex ("GSIP Mill Complex") completed its first year of operations in 2001. The Central box plant continued to leverage on its advanced technology and innovative products to capture new customers despite the tough export market environment that had weakened sales orders from its existing customers.

The Division has commenced the construction of the "Waste-To-Energy" plant in 2001. The plant project is supported by MITI Japan and the Economic Planning Unit of Malaysia and



Genting Sanyen box plants feature the Mitsubishi Corrugator - one of the fastest corrugators in the world.



The state-of-the-art Automatic Storage and Retrieval System available at the Genting Sanyen box plants.

will be located in the GSIP Mill Complex. The "Waste-To-Energy" plant is expected to start incinerating waste from the two paper mills in 2003.

POWER

www.gsanyen.com

The Power Division, through the Group's associated company Genting Sanyen Power Sdn Bhd ("GSP") recorded a profit before tax of RM118.2 million in 2001 (2000: RM99.7 million).

GSP operates a 720 MW gas-fired combined cycle power plant that is in its sixth year of full commercial operation. The plant continues to be highly ranked in Tenaga Nasional Berhad's ("TNB") merit order dispatch schedule and registered higher electricity sales to TNB than in previous years.

The new Operation & Maintenance Contract was executed on 23 March 2001. The first C-Inspection (major scheduled maintenance) under the Contract was carried out on one of the three Alstom (ABB) 13E2 gas turbines in the year under review.

GSP purchased and implemented a total information system (PI Software) to enable online monitoring to enhance the plant performance.

In recognition of its safety practices, GSP was granted the Occupational Health and Safety Assessment System 18001 certification by SIRIM in 2001. GSP also received the British Gas 2001 Chairman's Award for Project, Contract or Joint Venture Partner Contribution (Runner-up).

The power station at GSIP Mill Complex, Kuala Langat, Selangor.


KUALA LANGAT
POWER STATION

OIL AND GAS

www.gsanyen.com

The Oil & Gas Division is managed by Genting Oil and Gas Limited ("GOGL"), a 95% owned subsidiary of the Group.

In **Indonesia**, the Group via Laila Limited (an indirect 95% owned subsidiary) sold its entire equity interest in Cairns Limited, which held a 45% interest in the Muturi Production Sharing Contract ("PSC") to BP Global Investments Ltd, a wholly owned subsidiary of BP PLC ("BP") on 2 July 2001. The initial cash consideration of US$106.8 million has been received. The deferred consideration is receivable based on future entitlements commencing when commercial gas production attributable to the contract area begins and continuing until the termination of the Muturi PSC.

The commercial structure of this disposal enabled the Group to retain the rights to long-term future cash flows from the Tangguh Project, recover the bulk of its investment and relieve itself from all future development costs.

In **China**, GOGL's wholly owned subsidiary, Genting Oil and Gas (China) Limited continued its enhanced oil recovery project at the Zhuangxi Buried Hill Oilfield. During the second year of operations, two wells were drilled and five major well repairs were undertaken. The installation and replacement of downhole electric submersible pumps continued in 2001. Wellhead production for the year totalled 144,245 tonnes (2000: 101,461 tonnes). Oil prices averaged US$21.95 per barrel during the year (2000: US$27.31).

Enhancing the oil recovery from Zhuangxi Field will require the continued use of appropriate downhole technology, successful well interventions, efficient water injection and innovative drilling for additional reserves. A six-month extension to the original 30-month pilot phase of this project to complete field operations and related studies has been sought and approved.

In **Australia**, GOGL's wholly owned subsidiary, Coveyork Pty Ltd has a 100% interest in Block WA-274-P located offshore on the Northwest Shelf. The first well, Kaleidoscope-1 was drilled in May 2001. Log analysis indicated that the well was charged with hydrocarbons. However, the reservoir consisted of very low permeability sands and it was concluded that well testing was unlikely to be successful. Consequently, the well was plugged and abandoned. Studies on this permit area are ongoing.

E-COMMERCE AND IT DEVELOPMENT

Under the stewardship of E-Genting Holdings Sdn Bhd ("eGenting"), the Group's e-commerce division, various programmes were implemented to ensure that the Group optimise its IT resources to improve its businesses. In July 2001, Genting Information Knowledge Enterprise Sdn Bhd, a MSC company and a subsidiary of eGenting was relocated to Technology Park Malaysia, the Multimedia Super Corridor-designated area that offers world-class physical/ information infrastructure and competitive financial incentives.

In November 2001, **www.genting.com.my** achieved an average of 100,000 unique visitors per month and was a finalist in the @MY Malaysia Internet Award 2001 under the "Most Popular Local Website" and "Most Creative Web Design" categories. This award honors the achievement of Malaysian talent and expertise in the Internet market.

www.genting.com.my currently has more than 84,000 online members as compared to 26,000 online members in 2000. Many attractive activities were conducted online to draw higher web visitations and new online members. These activities included the eGenting Auction, which allows visitors to bid for their favourite items on auction, eGenting contests and other online community database-building programmes.

During the year, the Siebel Customer Relationship Management ("CRM") system was successfully implemented at the Resort and Kuala Lumpur sales offices. World Reservation Center will continue to be promoted as a one-stop reservation center. The call center was integrated with CRM and Computer Telephony Integration System ("CTI"), which have increased the efficiency of call handling and enhanced customer services.

In 2001, the division developed and successfully implemented the upgraded version of Genting Show Ticketing System and the enhanced version of Awana Time Share System.

During the year, the mail content security, Websense and e-Commerce firewall, which provide additional internet and e-mail security within the Genting Group were implemented. The Data Center extended its technical support services to sales offices.

www.worldcard.com.my was introduced during the year to provide online information on Genting *WorldCard*, the Leisure & Hospitality Division's loyalty program and to attract new members via its website. The Genting *WorldCard* membership base has 475,000 cardholders as at 31 December 2001. The loyalty program section has also entered into co-brand alliances with Star Cruises by introducing the Star Cruises *WorldCard*, which currently comprises more than 185,000 members.



eGENTING
www.genting.com.my

HUMAN RESOURCES

Employees continue to form the integral backbone of the Group. The Group has a total workforce of about 15,200 employees as at 31 December 2001. In recognition of their loyal commitment and dedicated services to the Group, a total of 1,100 employees received their Long Service Awards in 2001.

The Group has consistently been acknowledged for its strong management leadership and dedicated employees and received numerous awards of recognition during the year.

The Group continues to grow and develop the talents of its employees with both external and internal comprehensive training and development programmes. In-house training programmes that covered pertinent issues such as budget management, internal or risk controls and tax management were held in 2001. The MS ISO Awareness programme and other ISO-related programmes were conducted for the leisure and hospitality employees during the year to ensure the best delivery of customer services and quality.

During the year, the Group's training and education subsidiary, Genting Centre of Excellence Sdn Bhd ("GCE"), continued to provide valuable knowledge, technical skills and management development training programmes. Kolej Antarabangsa Genting is an approved college that is owned and managed by GCE. The college continues to offer educational courses to the public, with academic consulting support from the internationally renowned Ecole Hoteliere de Lausanne, Switzerland.

The Leisure & Hospitality division held its 13th Resorts World Bhd Manager's Conference at GICC in 2001 with the theme "Family Values in Business" and it included spouses and children of employees. The Plantations division also held their 21st Management Conference with the theme "Back to Basics – Higher Yield" that emphasised on yield and cost management.

During the year, two teams of the Group, "RYB" of Engineering and "Positive Thinkers" from Awana Genting won Gold with 3 stars and Gold with 2 stars respectively, for the NPC National QCC/QIT Convention.

COMMUNITY SERVICES

During the year under review, the Group remained a strong supporter of various charitable bodies, non-governmental organisations and other worthy causes.

The Group donated to various welfares and charitable homes - namely Yayasan Kebajikan Haemodialysis, Hospis Malaysia, Malaysian Mental Association, Good Samaritan Home, Chinese Medical Aid Department and Kiwanis Club of Seremban. Among the non-governmental organisation recipients of the Group's contributions were the Malaysian Liver Foundation, Social Action Initiative Foundation, Malaysian Youth Orchestra Foundation and Malaysian Crime Prevention Association.

In supporting the development of healthy sports, the Group contributed to numerous sports organisations such as the Malaysian Hockey Federation, Football Association of Malaysia, Malaysian Olympians Association, Malaysian Volleyball Association and SportExcel. The Group was also one of the key sponsors of the XXI Sea Games 2001 with Genting Highlands Resort and Awana Hotels and Resorts named as the official resorts of the XXI Sea Games.

The Group via its associate Genting Sanyen Power Sdn Bhd, also awarded 6 new scholarships to its fifth batch of sponsored undergraduates in 2001.



Y Bhg Tan Sri Mohd. Amin bin Osman, Director of Genting Berhad and Y Bhg Tan Sri Alwi Jantan, Executive Director of Resorts World Bhd together with the year 2002 festive season donation recipients from various charitable organisations.

Exemption No. 82-4962

RECOGNITION

The Genting Group's commitment to high quality standards and continued excellence has enabled the Group to achieve a track record of successful performances and won numerous performance recognitions from various leading institutions and bodies.

Among the many industry recognitions received in 2001 are as follows:


asiamoney
BEST MANAGED COMPANY OF THE DECADE IN MALAYSIA 1991-2001


The No. 1 Overall
Leading Company
in Malaysia for the
8th consecutive year

[redacted]


200
FAR EASTERN ECONOMIC REVIEW
ASIA'S LEADING COMPANIES
Genting
2001-2002

- The *Best Managed Company of the Decade in Malaysia Award* by Asia Money, received in year 2001.
- The ***No. 1 overall leading company in Malaysia for the eighth consecutive year*** in 2001 in *Review 200: Asia's Leading Companies* by Far Eastern Economic Review which included being ranked No. 1 in *Financial Soundness* and No. 1 in *Companies That Others Try To Emulate.*
- The Top Malaysian Company in *Asia's Most Admired Companies 2000* by Asian Business.

Best in Investor Relations

Rank	Company	Votes
1	Genting Berhad	20
1	Petronas	20
3	Malayan Banking	15
4	Telekom Malaysia	13
5	YTL Corp	12
6	YTL Power	11
7	Public Bank	5
8	RHB	4
8	Sime Darby	4
10	Tenaga Nasional	1


FinanceAsia
ASIA'S BEST COMPANIES 2001

- No. 1 in *Best in Investor Relations Category in Malaysia* in *Asia's Best Companies 2001* by Finance Asia.
- *Best Investor Relations by a Malaysian Company 2001 - Honourable Mention* by Investor Relations Magazine - Asia Awards.
- The *"Most Creative Web Site Design" and "Most Popular Website" awards - Malaysia Internet Awards 2001 - finalist* by Mimos Berhad.


Millennium Gold Awards 2001/2002
Best 5-Star Family & Entertainment Resort Malaysia
GENTING - CITY OF ENTERTAINMENT

- Genting Highlands Resort - *Best 5 Star Family & Entertainment Resort Award 2001* by World Asia Media Holdings (M) Sdn Bhd.
- Genting Highlands Resort - *Asia Pacific's Leading Casino Resort Award 2001* by World Travel Awards


Is the Asia/Pacific's
Leading Casino Resort
Malaysia 2001


Congratulations
Highlands Hotel
on being awarded
the MS ISO 9002
certification by
SIRIM QAS SDN BHD

SIRIM
(367474-V)

YB Datuk Dr. Fong Chan Onn
Minister of Human Resources
will present the prestigious
MS ISO 9002 award to
Highlands Hotel
on 14 April, 2001.

- Highlands Hotel - retained its prestigious *MS ISO 9002 quality system certification* in year 2001.
- Genting Hotel - retained its prestigious *MS ISO 9002 quality system certification* in year 2001.
- Genting Highlands Resort named the *Members' Choice Award 2000* by Diners Club International for being the *Favourite Resort Hotel of the Year for Outstanding Customer Service, Quality of Merchandise, Variety of Goods and Value for Money*, received in year 2001.
- Genting Centre of Excellence - retained its prestigious *MS ISO 9001 quality system certification* in year 2001.
- Awana Kijal - awarded *Terengganu's Highest Service Tax Contributor For Year 2000* by Jabatan Kastam Dan Eksais DiRaja Malaysia Terengganu.
- Kuala Langat Power Plant - accorded the *Occupational Safety and Health Grand Award 2000* by Malaysian Society for Occupational Safety & Health, received in year 2001.


SIJIL PENGESAHAN SISTEM PENGURUSAN KESELAMATAN DAN KESIHATAN PEKERJAAN
Occupational Health and Safety Management Systems Approval Certificate
OHSAS 18001 : 1999

- Kuala Langat Power Plant - retained its prestigious *MS ISO 9002 quality system certification* from SIRIM Malaysia in year 2001.
- Kuala Langat Power Plant - accredited the prestigious *MS ISO 14001 certification for Environmental Management System* from SIRIM Malaysia in year 2001.
- Kuala Langat Power Plant - accredited the prestigious *MS ISO 18001 certification for Occupational, Health & Safety Assessment Series* from SIRIM Malaysia in year 2001.
- Genting Sanyen Power - runner-up for the British Gas Chairman's Award 2001 for Project, Contract or Joint Venture Partner Contribution by British Gas Group.
- Ayer Item Oil Mill - accredited the prestigious *MS ISO 9002 quality system certification* from SIRIM Malaysia in April 2001.

The Malaysian Code on Corporate Governance ("the Code") introduced in March 2000, was incorporated into the Listing Requirements of the Kuala Lumpur Stock Exchange in June 2001.

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices set out in Parts 1 and 2 of the Code.

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Subsequent to the introduction of the Code, the Board established the Nomination Committee and Remuneration Committee to assist the Board in the discharge of its duties.

During the year under review, five meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong	3
Tun Mohammed Hanif bin Omar	5
Dato' Lim Kok Thay	4
Mr Quah Chek Tin	4
Dato' Paduka Nik Hashim bin Nik Yusoff	5
Tan Sri Mohd Amin bin Osman	5
Tan Sri Gunn Chit Tuan	4
Tan Sri Dr. Lin See Yan (appointed as a Director on 28 November 2001)	-

(ii) Board Balance

The Board has eight members, four executive Directors and four non-executive Directors. Three of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions both in the public and private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Gunn Chit Tuan as the senior independent non-executive director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Chief Executive, Tan Sri Lim Goh Tong also assumes the role of Chairman in recognition of his invaluable contribution as the founder of the Genting Group. The Board is mindful of the dual roles held but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman and Dato' Lim Kok Thay as Managing Director.

A brief profile of each of the Directors is presented on pages 6 to 7 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. In addition, in-house courses covering subjects such as directors' duties in the light of corporate governance, internal control and risk management were held for them.

The members of the Nomination Committee are as follows:

Tan Sri Gunn Chit Tuan
Dato' Paduka Nik Hashim bin Nik Yusoff
Tan Sri Dr. Lin See Yan

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The members of the Remuneration Committee are as follows:

Dato' Paduka Nik Hashim bin Nik Yusoff
Tan Sri Gunn Chit Tuan
Tan Sri Dr. Lin See Yan
Dato' Lim Kok Thay

The first meeting of the Remuneration Committee was held on 7 February 2002.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 45 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of the Kuala Lumpur Stock Exchange.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at www.genting.com.my which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and Company at the end of the financial year and of the results and cash flows of the Group and Company for the financial year.

A statement by the Board on its responsibilities for preparing the financial statements is set out on page 65 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provide the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. The Board will be reporting on its review of the system of internal control in next year's annual report.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Significant Related Party Transactions and Balances" on pages 58 to 60 of this Annual Report.

MEMBERSHIP

The present members of the Audit Committee ("Committee") comprise:

Tan Sri Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Dato' Lim Kok Thay	Member/Executive Director
Tan Sri Dr. Lin See Yan*	Member/Independent Non-Executive Director
Mr Quah Chek Tin*	Member/ Executive Director

** Appointed on 28 November 2001*

The Committee was established on 26 July 1994 to serve as a Committee of the Board. The Terms of Reference of the Committee are set out below.

On 28 November 2001, the Board approved the revised Terms of Reference to conform to the revamped Listing Requirements of the Kuala Lumpur Stock Exchange.

ATTENDANCE AT MEETINGS

During the year the Committee held a total of five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri Gunn Chit Tuan	3
Dato' Paduka Nik Hashim bin Nik Yusoff	4
Dato' Lim Kok Thay	3
Tan Sri Dr. Lin See Yan*	-
Mr Quah Chek Tin*	-

** Appointed on 28 November 2001*

SUMMARY OF ACTIVITIES

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

vi) considered and approved the proposed criteria and procedures for the disclosure of related party transactions in accordance with the Malaysian Accounting Standards Board No. 8 and the Companies Act;

vii) reviewed related party transactions of the Company and the Group;

viii) reviewed additional disclosure requirements in accordance with the revamped Listing Requirements of the Kuala Lumpur Stock Exchange;

ix) reviewed the proposed audit fees for the external auditors in respect of their audit of the Company and the Group for the financial year ended 31 December 2000;

x) considered the reappointment of the external auditors for recommendation to the shareholders for their approval; and

xi) reviewed the Financial Statements of the Company and of the Group for the financial year ended 31 December 2000.

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

The Group has also implemented a risk-based approach to establishing a sound system of internal control.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. **Composition**

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Kuala Lumpur Stock Exchange's ("the Exchange") Listing Requirements, the Committee shall promptly report such matter to the Exchange.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

Directors' Report and Statement Pursuant to Section 169(15) of the Companies Act, 1965

The Directors of GENTING BERHAD have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 37 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	1,034.6	414.4
Taxation	(386.3)	(113.9)
Profit from ordinary activities after taxation	648.3	300.5
Minority shareholders' interests	(194.7)	-
Net profit for the year	453.6	300.5

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 12.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM63,390,505.86 in respect of the financial year ended 31 December 2000 was paid on 30 July 2001; and

(ii) an interim dividend of 6.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM32,963,067.21 in respect of the financial year ended 31 December 2001 was paid on 31 October 2001.

The Directors recommend payment of a final dividend of 12.5 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid on 30 July 2002 to shareholders registered in the Register of Members at the close of business on 9 July 2002. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM63,390,505.86.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTION

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company previously granted to executive employees of the Group under The Genting Employees' Share Option Scheme for Executives ("Previous ESOS") were outstanding as at 31 December 2001:

Option expiry date	Subscription price per share	No. of shares
15 December 2004	RM19.80	3,317,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

On 23 July 2001, the Securities Commission ("SC") approved the Company's application to allow eligible executives who hold outstanding options ("Existing Option Holders") under the Previous ESOS to participate in the Company's proposed share option scheme for the grant of options to eligible executives to subscribe for new shares constituting up to 5% of the issued and paid-up share capital of the Company upon the terms and conditions of the By-Laws that may be approved by the SC ("Proposed New ESOS") subject to the conditions that the Existing Option Holders be given an option to either:

(a) surrender their outstanding options and then participate in the Proposed New ESOS; or

(b) continue to hold their outstanding options but will not be entitled to participate in the Proposed New ESOS for so long as the outstanding options remain unexercised.

As such, Existing Option Holders who have surrendered or fully exercised their Outstanding Options would be entitled to participate in the Proposed New ESOS.

The Proposed New ESOS referred to as "The Executive Share Option Scheme For Eligible Executives of Genting Berhad and its subsidiary companies" was approved by the shareholders of the Company at an extraordinary general meeting held on 21 February 2002 following the SC's earlier approval of the same on 29 November 2001 subject to the following conditions ("New ESOS"):

(a) a copy of the By-Laws of the New ESOS to be furnished to the SC; and

(b) a letter of confirmation from the advisor of the Company stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on employees share option scheme and the New ESOS has been approved by all other relevant parties and has complied with all their conditions.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong
Tun Mohammed Hanif bin Omar
Dato' Lim Kok Thay*
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri Mohd Amin bin Osman
Tan Sri Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan* (Appointed on 28 November 2001)

* Also members of the Remuneration Committee

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company, Resorts World Bhd, Asiatic Development Berhad and Genting International PLC, all of which are subsidiary companies of the Company as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	6,681,000	-	6,681,000
Tun Mohammed Hanif bin Omar	200	-	200
Dato' Lim Kok Thay	3,337,200	(701,200)	2,636,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	8,000	-	8,000

Shareholdings in which the Director is deemed to have an interest	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Dato' Lim Kok Thay	11,523,996	-	11,523,996

Share Option in the names of Directors	1.1.2001	Offered/(Exercised)	31.12.2001
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	600,000	-	600,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Dato' Lim Kok Thay	400,000	-	400,000
Tan Sri Mohd Amin bin Osman	400,000	-	400,000

INTEREST IN RESORTS WORLD BHD

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Dato' Lim Kok Thay	918,000	500,000/(1,368,000)	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Option in the names of Directors	1.1.2001	Offered/(Exercised)	31.12.2001
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	300,000	-	300,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Dato' Lim Kok Thay	175,000	-	175,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	437,500	-	437,500
Dato' Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	-	164,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the name of Director	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong	1,832,468	-	1,832,468

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Goh Tong is a director and a substantial shareholder has rented:

   (a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 55.2% owned subsidiary of the Company; and

   (b) a premise measuring approximately 5,191 sq. m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of RWB.

(ii) A company in which Dato' Lim Kok Thay is a director and a substantial shareholder, has retained Asiatic Development Berhad, a 54.9% owned subsidiary of the Company to provide plantation advisory services.

(iii) Tan Sri Mohd Amin bin Osman has been retained as a consultant to provide management and ancillary services to the Company and retained by RWB to provide advisory services.

Dato' Lim Kok Thay and Mr Quah Chek Tin are due to retire by rotation in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Dr. Lin See Yan is due to retire in accordance with Article 104 of the Articles of Association of the Company and he, being eligible, has offered himself for re-election.

Tan Sri Lim Goh Tong, Tan Sri Mohd Amin bin Osman and Tan Sri Gunn Chit Tuan retire pursuant to Section 129 of the Companies Act, 1965 and that separate resolutions will be proposed for their re-appointment as Directors under the provision of Section 129 (6) of the said Act to hold office until the next Annual General Meeting of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those highlighted in the financial statements particularly in Notes 6 and 7; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 32 to 64 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office.

On behalf of the Board,

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

DATO' LIM KOK THAY
Managing Director

Kuala Lumpur
1 April 2002

Financial Statements

Income Statements

For The Financial Year Ended 31 December 2001

Amounts in RM million unless otherwise stated

	Note(s)	Group 2001	Group 2000	Company 2001	Company 2000
Revenue	4 & 5	3,148.4	3,338.6	388.3	372.8
Cost of sales	6	(1,891.5)	(2,469.3)	(27.7)	(32.2)
Gross profit		1,256.9	869.3	360.6	340.6
Other income		118.8	136.7	61.1	46.1
Selling and distribution costs		(57.2)	(54.1)	-	-
Administration expenses		(205.0)	(203.2)	(7.2)	(6.8)
Other expenses	7	(104.0)	(1,073.7)	(0.1)	(0.5)
Profit/(loss) from operations		1,009.5	(325.0)	414.4	379.4
Finance cost		(77.6)	(48.0)	-	-
Share of results of associated companies		102.7	50.3	-	-
Profit/(loss) from ordinary activities before taxation	4, 8 & 9	1,034.6	(322.7)	414.4	379.4
Taxation - Company & subsidiary companies	10	(351.7)	(301.7)	(113.9)	(104.4)
- Share of tax in associated companies	10	(34.6)	(50.3)	-	-
		(386.3)	(352.0)	(113.9)	(104.4)
Profit/(loss) from ordinary activities after taxation		648.3	(674.7)	300.5	275.0
Minority shareholders' interests		(194.7)	429.2	-	-
Net profit/(loss) for the financial year		453.6	(245.5)	300.5	275.0
Basic earnings/(loss) per share (sen)	30	64.4	(34.9)		
Diluted earnings/(loss) per share (sen)	30	N/A	N/A		
Gross dividends per share (sen)	11	19.0	19.0		

The notes set out on pages 38 to 64 form part of these financial statements.

Balance Sheets

As At 31 December 2001

Amounts in RM million unless otherwise stated

	Note	Group 2001	Group 2000	Company 2001	Company 2000
NON-CURRENT ASSETS					
Property, plant and equipment	12	**4,721.4**	4,194.9	**7.5**	9.0
Real property assets	13	**621.9**	631.2	**-**	-
Investment in subsidiary companies	14	**-**	-	**1,987.4**	1,987.4
Associated companies	15	**2,030.6**	1,927.2	**-**	-
Other long term investments	16	**6.9**	114.0	**-**	-
Exploration cost		**-**	439.2	**-**	-
Long term receivables	20	**19.0**	10.1	**374.9**	-
Deferred taxation	17	**-**	-	**17.2**	17.7
CURRENT ASSETS					
Property development	18	**117.5**	117.3	**-**	-
Inventories	19	**213.2**	227.8	**-**	-
Trade and other receivables	20	**247.7**	241.5	**1.5**	1.6
Amount due from subsidiary companies	14	**-**	-	**336.6**	890.7
Amount due from associated companies	15	**1.5**	4.1	**-**	-
Short term investments	21	**884.4**	546.8	**395.5**	125.6
Bank balances and deposits	22	**1,357.0**	846.7	**201.3**	72.8
		2,821.3	1,984.2	**934.9**	1,090.7
LESS : CURRENT LIABILITIES					
Trade and other payables	23	**658.7**	537.2	**10.3**	11.2
Amount due to subsidiary companies	14	**-**	-	**31.8**	27.8
Short term borrowings	24	**99.8**	385.6	**-**	-
Taxation		**216.4**	269.0	**21.4**	9.6
Proposed dividend		**63.4**	63.4	**63.4**	63.4
		1,038.3	1,255.2	**126.9**	112.0
NET CURRENT ASSETS		**1,783.0**	729.0	**808.0**	978.7
		9,182.8	8,045.6	**3,195.0**	2,992.8
FINANCED BY					
SHARE CAPITAL	25	**352.2**	352.2	**352.2**	352.2
RESERVES	26	**5,384.6**	5,031.9	**2,775.1**	2,570.9
SHAREHOLDERS' EQUITY		**5,736.8**	5,384.1	**3,127.3**	2,923.1
MINORITY INTERESTS		**2,150.5**	2,046.6	**-**	-
NON-CURRENT LIABILITIES					
Long term loans	27	**1,084.6**	406.6	**-**	-
Deferred taxation	17	**15.3**	15.2	**-**	-
Provision for retirement gratuities	29	**175.6**	179.8	**67.7**	69.7
Other liabilities	28	**20.0**	13.3	**-**	-
Total non-current liabilities		**1,295.5**	614.9	**67.7**	69.7
		9,182.8	8,045.6	**3,195.0**	2,992.8
NET TANGIBLE ASSETS PER SHARE		**RM8.14**	RM7.64		

The notes set out on pages 38 to 64 form part of these financial statements.

Statements Of Changes In Equity

For The Financial Year Ended 31 December 2001

Amounts in RM million unless otherwise stated

GROUP	Note	Share Capital	Share Premium	Non-Distributable Revaluation Reserve	Non-Distributable Reserve on Exchange Differences	Distributable Unappropriated Profit	Total
Balance at 1 January 2000		352.2	97.8	404.2	118.4	4,816.3	5,788.9
Revaluation surplus realised upon sale of assets		-	-	(19.7)	-	19.7	-
Currency translation differences		-	-	-	(64.3)	-	(64.3)
Net loss not recognised in the income statement		-	-	(19.7)	(64.3)	19.7	(64.3)
Minority interests' share of revaluation reserves realised		-	-	-	-	1.3	1.3
Net loss for the financial year		-	-	-	-	(245.5)	(245.5)
Appropriation:							
Dividends							
- interim (6.5 sen less 28% income tax)	11	-	-	-	-	(32.9)	(32.9)
- proposed final (12.5 sen less 28% income tax)	11	-	-	-	-	(63.4)	(63.4)
Balance at 31 December 2000		352.2	97.8	384.5	54.1	4,495.5	5,384.1
Revaluation surplus realised upon sale of assets		-	-	(0.6)	-	0.6	-
Currency translation differences		-	-	-	(4.6)	-	(4.6)
Net loss not recognised in the income statement		-	-	(0.6)	(4.6)	0.6	(4.6)
Net profit for the financial year		-	-	-	-	453.6	453.6
Appropriation:							
Dividends							
- interim (6.5 sen less 28% income tax)	11	-	-	-	-	(32.9)	(32.9)
- proposed final (12.5 sen less 28% income tax)	11	-	-	-	-	(63.4)	(63.4)
Balance at 31 December 2001		352.2	97.8	383.9	49.5	4,853.4	5,736.8
COMPANY							
Balance at 1 January 2000		352.2	97.8	-	-	2,294.4	2,744.4
Net profit for the financial year		-	-	-	-	275.0	275.0
Appropriation:							
Dividends							
- interim (6.5 sen less 28% income tax)	11	-	-	-	-	(32.9)	(32.9)
- proposed final (12.5 sen less 28% income tax)	11	-	-	-	-	(63.4)	(63.4)
Balance at 31 December 2000		352.2	97.8	-	-	2,473.1	2,923.1
Net profit for the financial year		-	-	-	-	300.5	300.5
Appropriation:							
Dividends							
- interim (6.5 sen less 28% income tax)	11	-	-	-	-	(32.9)	(32.9)
- proposed final (12.5 sen less 28% income tax)	11	-	-	-	-	(63.4)	(63.4)
Balance at 31 December 2001		352.2	97.8	-	-	2,677.3	3,127.3

The notes set out on pages 38 to 64 form part of these financial statements.

Cash Flow Statements

For The Financial Year Ended 31 December 2001

Amounts in RM million unless otherwise stated	Group 2001	Group 2000	Company 2001	Company 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(loss) from ordinary activities before taxation	1,034.6	(322.7)	414.4	379.4
Adjustments for:				
Depreciation of property, plant and equipment ("PPE")	264.9	222.8	2.0	1.8
Exploration cost written off	107.1	34.3	-	-
Finance cost	77.6	47.7	-	-
Write-off of goodwill on acquisition of additional interest in associated/subsidiary companies	61.2	1,047.2	-	-
Investments written down	50.7	14.7	-	-
PPE written off	2.8	1.9	-	-
Allowance for/(write-back of) diminution in value of investments	2.3	130.3	-	(0.1)
Loss on disposal of investments	2.2	256.8	-	-
Allowance for/(write-back of) bad and doubtful debts	0.9	(8.1)	-	0.2
Net (write-back of)/provision for retirement gratuities	(3.9)	12.6	(2.0)	2.3
Dividend income	(6.4)	(13.3)	(117.7)	(137.9)
Gain on disposal of PPE and real property assets	(35.8)	(8.4)	-	(0.2)
Interest income	(50.4)	(109.0)	(61.1)	(42.2)
Share of results of associated companies	(102.7)	(50.3)	-	-
Loss on reclassification of investment	-	-	-	0.6
Other non-cash items	1.0	(6.5)	0.1	-
	371.5	1,572.7	(178.7)	(175.5)
Operating profit before changes in working capital	1,406.1	1,250.0	235.7	203.9
Increase in property development	(15.0)	(7.3)	-	-
Decrease in inventories	14.6	7.8	-	-
Decrease/(increase) in receivables	7.2	55.2	0.1	(0.8)
Increase/(decrease) in payables	78.0	31.6	(1.0)	1.2
Decrease in amount due from associated companies	2.5	-	-	-
Increase in amount due from subsidiary companies	-	-	(7.0)	(8.3)
	87.3	87.3	(7.9)	(7.9)
Cash generated from operations	1,493.4	1,337.3	227.8	196.0
Taxation paid	(403.7)	(310.1)	(101.5)	(96.1)
Retirement gratuities paid	(0.3)	(0.3)	-	-
Advance membership fees/unearned premiums received	5.2	1.7	-	-
	(398.8)	(308.7)	(101.5)	(96.1)
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,094.6	1,028.6	126.3	99.9

The notes set out on pages 38 to 64 form part of these financial statements.

Cash Flow Statements

For The Financial Year Ended 31 December 2001 (Cont'd)

Amounts in RM million unless otherwise stated	Group 2001	Group 2000	Company 2001	Company 2000
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of PPE	(738.4)	(667.8)	(0.5)	(3.0)
Exploration cost incurred	(73.2)	(35.7)	-	-
Purchase of additional shares from minority shareholders	(44.5)	-	-	-
Purchase of investments	(32.5)	(266.8)	-	(0.1)
Real property expenditure incurred	(3.4)	(25.7)	-	-
Acquisition of an indirect subsidiary company **	(1.3)	-	-	-
Dividends received from associated companies	1.2	0.4	-	-
Repayments from associated companies	3.1	0.1	-	-
Dividends received	6.4	13.3	108.6	137.9
Proceeds from disposal of PPE and real property assets	39.4	33.1	-	0.9
Interest received	50.4	111.3	65.2	38.0
Proceeds from disposal of investments	102.1	389.4	-	-
Disposal of an indirect subsidiary company *(refer Note 34)	387.9	5.9	-	-
Subscription in floating rate convertible unsecured loan notes (CULNS) issued by an associated company	-	(1,824.0)	-	-
Advances to associated companies	-	(1.0)	-	-
Redemption of preference shares by an associated company	-	100.0	-	-
Refund of CULNS by an associated company	-	142.5	-	-
Other advances to subsidiary companies	-	-	(66.7)	(91.4)
Loans to subsidiary companies	-	-	(51.4)	(683.5)
Repayments of other advances by subsidiary companies	-	-	53.8	43.2
Repayment of loans by subsidiary companies	-	-	259.4	12.9
NET CASH (USED IN)/INFLOW FROM INVESTING ACTIVITIES	(302.8)	(2,025.0)	368.4	(545.1)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	(382.9)	(14.3)	-	-
Dividends paid	(96.3)	(96.3)	(96.3)	(96.3)
Interest paid	(72.0)	(44.7)	-	-
Dividends paid to minority shareholders	(63.7)	(75.6)	-	-
Redemption of preference shares by minority shareholders	(14.0)	-	-	-
Proceeds from issue of shares to minority shareholders	2.0	-	-	-
Proceeds from bank borrowings	775.5	702.1	-	-
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	148.6	471.2	(96.3)	(96.3)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	940.4	(525.2)	398.4	(541.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	1,103.4	1,630.3	198.4	739.9
EFFECT OF CURRENCY TRANSLATION	(0.7)	(1.7)	-	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	2,043.1	1,103.4	596.8	198.4
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (refer Note 22)	1,357.0	846.7	201.3	72.8
Money market instruments (refer Note 21)	688.4	259.4	395.5	125.6
	2,045.4	1,106.1	596.8	198.4
Bank overdrafts (refer Note 24)	(2.3)	(2.7)	-	-
	2,043.1	1,103.4	596.8	198.4

The notes set out on pages 38 to 64 form part of these financial statements.

Cash Flow Statements

For The Financial Year Ended 31 December 2001 (Cont'd)

Amounts in RM million unless otherwise stated	Group 2001	2000
*** ANALYSIS OF THE DISPOSAL OF AN INDIRECT SUBSIDIARY COMPANY**		
Net assets disposed:		
Exploration cost	405.9	-
Property, plant and equipment	-	14.7
Other receivables	-	1.8
Other payables	-	(0.4)
Short term borrowings	-	(0.2)
Minority interest	-	(15.9)
(Loss)/gain on disposal	(3.5)	5.9
Initial/sale Consideration	402.4	5.9
Initial Consideration outstanding as at financial year end	(14.5)	-
Net cash inflow on disposal of a subsidiary company	387.9	5.9
**** ANALYSIS OF THE ACQUISITION OF AN INDIRECT SUBSIDIARY COMPANY**		
Net assets acquired:		
Property, plant and equipment	(1.5)	-
Other payables	0.2	-
Total purchase consideration	(1.3)	-
Cash and bank balances of subsidiary company acquired	-	-
Net cash outflow on acquisition of a subsidiary company	(1.3)	-

The notes set out on pages 38 to 64 form part of these financial statements.

Notes To The Financial Statements
31 December 2001

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 37 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

Borrowing Costs

Costs incurred on external borrowings to finance expenditure and other long term qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Property, Plant and Equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain property, plant and equipment less accumulated depreciation and amortisation. In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board ("MASB") on adoption of MASB No. 15, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land and plantations and property, plant and equipment which are under construction are not depreciated.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years. However, leasehold properties with original lease period of 999 years are not amortised, the cumulative effect of which is not material to the financial statements.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	5% - 50%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. In determining the recoverable amount of items of property, plant and equipment, expected future cashflows have not been discounted to their present value.

New Planting and Replanting Expenditure

New planting expenditure incurred on land clearing and upkeeping of trees to maturity is capitalised under freehold and leasehold land respectively. New planting expenditure capitalised is not amortised.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Real Property Assets, Property Development and Profit Recognition

Real property assets and property development comprise land held for development and development expenditure and are stated at cost of acquisition modified by the revaluation of certain pieces of land. In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board on adoption of Malaysian Accounting Standard No. 7, Accounting for Property Development, the valuation of these pieces of land have not been updated, and they continue to be stated at their carrying amounts. Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are transferred to property development.

Assets under property development comprise land at carrying values and all related development costs incurred and are carried forward together with profit accrued to the appropriate stage of completion less progress billings and allowance for foreseeable losses, if any. These developments are expected to be completed within normal operating cycle of one to three years and are considered as current assets.

Upon completion of development, the unsold completed development properties are transferred to inventories.

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activity progresses. The stage of completion is determined based on the proportion of development costs incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses, if any, are recognised in the income statement.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. These investments are stated at cost except where the Directors are of the opinion that there is a permanent diminution in the value of an investment, in which case the investment is written down. Permanent diminution in the value of an investment is recognised as an expense in the financial period in which it arises.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments (Cont'd)

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Equity accounting involves recognising in the income statement the Group's share of the associated companies' results for the financial year. The Group's interest in associated companies is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated companies.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be written off to the income statement.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated companies at the date of acquisition, is written off to the income statement in the financial year of acquisition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimate of the selling price in the ordinary course of business, less costs to completion and selling expenses. Allowance is made for obsolete and slow moving inventories in determining net realisable value.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Derivative Financial Instruments

Derivative financial instruments, which include interest rate swap agreements and interest rate and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding.

Hedge accounting principles are applied for the accounting of the underlying exposures and their respective hedge derivative instruments. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

Provision for Retirement Gratuities

In 1991, the Board introduced a retirement gratuity scheme for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board and is based either on length of service and basic salary or the immediate past three years' emoluments.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Deferred Taxation

Deferred tax accounting using the 'liability' method is adopted by the Group. Deferred taxation provides for the effects of all material timing differences between accounting income and taxable income arising from the inclusion of items in different periods. No future income tax benefit is recognised in respect of unutilised tax losses and timing differences that result in a net deferred taxation asset unless it can be demonstrated that these benefits can be realised in the foreseeable future.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of subsidiary and associated companies in other reporting currencies are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated companies are taken to reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	*Year end rate*	
	2001	2000
US Dollar	**3.8000**	3.8000
Sterling Pound	**5.5102**	5.6791
Australian Dollar	**1.9418**	2.1082
Singapore Dollar	**2.0549**	2.1915
Hong Kong Dollar	**0.4873**	0.4872

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Proposed Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of retained earnings in the financial year in which they are declared or proposed.

4. SEGMENT ANALYSIS

	Operating Revenue		Profit/(Loss) Before Taxation		Assets Employed	
	2001	2000	2001	2000	2001	2000
By activity						
Leisure & Hospitality	2,400.6	2,172.2	1,080.7	907.6	3,322.4	2,918.8
Plantations	156.0	163.3	31.7	39.0	550.3	480.2
Properties	57.6	122.5	22.9	21.7	1,134.1	1,171.9
Paper	372.3	445.7	10.5	75.4	1,037.1	926.2
Oil & Gas	43.7	26.2	(125.0)	(51.1)	45.9	457.9
	3,030.2	2,929.9	1,020.8	992.6	6,089.8	5,955.0
Associated companies	2,188.4	1,687.8	102.7	50.3	2,038.9	1,927.3
Non-Segment Items						
- interest bearing investments	-	-	(27.2)	61.3	1,823.7	975.8
- equity investments & others	118.2	408.7	(61.7)	(1,426.9)	268.7	442.7
	5,336.8	5,026.4	1,034.6	(322.7)	10,221.1	9,300.8
Adjustment relating to share of operating revenue of associated companies	(2,188.4)	(1,687.8)	-	-	-	-
	3,148.4	3,338.6	1,034.6	(322.7)	10,221.1	9,300.8
By geographical location						
Malaysia	3,289.5	3,206.4	1,269.6	1,145.5	6,374.6	5,744.8
Outside Malaysia	1,929.1	1,411.3	(146.1)	(102.6)	1,754.1	2,137.5
Non-Segment Items						
- interest bearing investments	-	-	(27.2)	61.3	1,823.7	975.8
- equity investments & others	118.2	408.7	(61.7)	(1,426.9)	268.7	442.7
	5,336.8	5,026.4	1,034.6	(322.7)	10,221.1	9,300.8
Adjustment relating to share of operating revenue of associated companies	(2,188.4)	(1,687.8)	-	-	-	-
	3,148.4	3,338.6	1,034.6	(322.7)	10,221.1	9,300.8

Interest income, interest expense, short term deposits and investments are not attributable to any activity and geographical segment and are therefore included under Non-Segment Items. Immaterial segments are not separately identified and, for presentation purposes, are also included under Non-Segment Items.

5. REVENUE

	Group 2001	Group 2000	Company 2001	Company 2000
Rendering of services:				
Leisure & hospitality	**2,400.6**	2,172.2	-	-
Rental and property management income	**17.7**	22.7	-	-
Fees from management and licensing services	-	-	**270.6**	234.9
Insurance & other services	**9.6**	3.4	-	-
Sale of goods:				
Sale of paper and paper related products	**372.3**	445.7	-	-
Sale of plantation produce	**156.0**	163.3	-	-
Sale of properties & progressive sales on property development projects	**39.9**	99.8	-	-
Exploration of oil and gas	**43.7**	26.2	-	-
Others	**0.1**	2.6	-	-
Sale of investments	**102.1**	389.4	-	-
Dividend income	**6.4**	13.3	**117.7**	137.9
	3,148.4	3,338.6	**388.3**	372.8

6. COST OF SALES

	Group 2001	Group 2000	Company 2001	Company 2000
Included in cost of sales are the following:				
Cost of services	**1,112.9**	1,134.2	**27.7**	32.2
Cost of inventories recognised as an expense	**507.5**	474.8	-	-
Cost of investments sold	**104.3**	646.2	-	-
Allowance for diminution in value of investments	**2.3**	130.3	-	-
Investments written down	**50.7**	14.7	-	-
Exploration cost written off	**107.1**	34.3	-	-
Other operating costs	**6.7**	34.8	-	-
	1,891.5	2,469.3	**27.7**	32.2

7. OTHER EXPENSES

	Group 2001	Group 2000	Company 2001	Company 2000
Included in other expenses are the following:				
- Write-off of goodwill arising on acquisition of additional interest in an associated company	**28.0**	1,047.2	-	-
- Write-off of goodwill arising on acquisition of additional interest in a subsidiary company	**33.2**	-	-	-
- Other operating expenses	**42.8**	26.5	**0.1**	0.5
	104.0	1,073.7	**0.1**	0.5

8. PROFIT/(LOSS) BEFORE TAXATION

Profit/(loss) before taxation has been determined after inclusion of the following charges and credits:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Charges:				
Depreciation of property, plant and equipment	264,900	222,843	2,007	1,818
Property, plant and equipment written off	2,781	1,880	-	-
Loss on disposal of investments	2,232	256,790	-	-
Net provision for retirement gratuities (Non-Directors)	-	385	-	-
Replanting expenditure	8,601	5,026	-	-
Hire of equipment	8,360	7,594	-	-
Rental of land and buildings	6,670	8,623	-	-
Finance cost	77,596	47,659	-	-
Net exchange losses - realised	2,399	488	10	2
Net exchange losses - unrealised	40	117	15	34
Allowance for bad and doubtful debts	870	-	-	159
Staff costs (including remuneration of Executive Directors)	392,148	384,082	27,710	32,187
Auditors' remuneration	816	752	23	34
Non-audit fees payable to auditors:				
- charged to income statements	163	327	3	8
- capitalised	343	105	157	52
Expenditure paid to subsidiary companies:				
- Rental of land and buildings	-	-	1,660	1,809
- Rental of equipment	-	-	546	437
- Service fees	-	-	895	442
Credits:				
Interest income	50,368	108,993	9,722	13,122
Gain on disposal of property, plant and equipment	35,832	6,968	10	172
Gain on disposal of real property assets	-	1,465	-	-
Rental income from land and buildings	27,177	28,412	-	-
Net write-back of provision for retirement gratuities (Non-Directors)	796	-	312	-
Write-back of allowance for diminution in value of investments	-	-	-	62
Write-back of allowance for bad and doubtful debts	-	8,060	-	-
Dividends (gross) from:				
- Quoted local companies	2,021	2,123	-	60
- Quoted foreign corporations	4,358	11,144	-	-
Income from subsidiary companies:				
- Management and licensing fees	-	-	266,158	234,836
- Gross dividends	-	-	117,703	137,852
- Interest income	-	-	51,397	29,057
- Shared services fees	-	-	3,781	3,493
- Royalty	-	-	100	100
Other information:				
Number of employees at year end (thousands)	15.2	15.0	0.1	0.1

9. DIRECTORS' REMUNERATION

	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Non-Executive Directors*:				
Fees	**169**	162	**139**	135
Professional fees	**240**	240	**240**	240
Salary	**157**	150	**-**	-
Bonus	**26**	55	**-**	-
Allowance/contribution	**83**	85	**60**	60
(Write-back)/provision for retirement gratuities	**(3)**	37	**-**	-
Estimated money value of benefits-in-kind (not charged to the income statements)	**29**	49	**8**	28
Executive Directors:				
Fees	**450**	519	**225**	264
Professional fees	**-**	507	**-**	-
Salaries	**32,373**	27,990	**15,006**	13,969
Bonuses	**7,476**	12,165	**3,542**	3,215
Allowances/contributions	**6,202**	9,083	**2,694**	5,177
(Write-back)/provision for retirement gratuities	**(3,116)**	12,228	**(1,682)**	2,297
Estimated money value of benefits-in-kind (not charged to the income statements)	**275**	290	**80**	103
	44,361	63,560	**20,312**	25,488

* A Non-Executive Director of the Company receives salary and related benefits from an indirect subsidiary company by virtue of he being an Executive Director of the said indirect subsidiary company.

Remuneration of the Directors of the Company, in respect of services rendered to the Company and various other companies of the Group, is represented by the following bands:

	2001 Number	2000 Number
Amounts in RM'000		
Non-Executive Directors:		
50 and below	**3**	2
600 - 650	**1**	
650 - 700		1
Executive Directors:		
700 - 750	**1**	1
1,050 - 1,100		1
1,100 - 1,150	**1**	
2,300 - 2,350		1
4,000 - 4,050		1
8,250 - 8,300	**1**	
33,500 - 33,550	**1**	
54,600 - 54,650		1

10. TAXATION

	Group 2001	Group 2000	Company 2001	Company 2000
Current taxation:				
Malaysian taxation	**342.2**	300.0	**113.9**	105.2
Foreign taxation	**0.7**	1.2	**-**	-
	342.9	301.2	**113.9**	105.2
Under/(over) provision in respect of prior years	**8.2**	-	**(0.5)**	-
Deferred taxation	**0.6**	0.5	**0.5**	(0.8)
Share of tax in associated companies	**34.6**	50.3	**-**	-
	386.3	352.0	**113.9**	104.4

10. TAXATION (Cont'd)

The effective tax rate of the Group for the current financial year is higher than the statutory tax rate mainly due to non-deductibility of expenses for tax purposes such as charges relating to investments, tax losses of certain subsidiary companies, disallowable finance costs and other operating expenses as well as losses incurred in the Oil & Gas Division arising from exploration costs written off.

The taxation charge of the Company for the current financial year as well as the previous financial year reflects approximately the statutory tax rate.

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiary companies available for which the related tax effects have not been recognised in the net income amounted to RM87.6 million as at the financial year end (2000: RM86.8 million). The amount of tax saving for which credit is recognised during the financial year is RM3.2 million (2000: RM0.3 million).

Subject to agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,174.6 million (2000: RM554.8 million) which is available for set off against future taxable profits of the Group.

11. DIVIDENDS

	2001	2000
Interim paid - 6.5 sen less 28% tax [2000 - 6.5 sen less 28% tax] per ordinary share of 50 sen each	32.9	32.9
Proposed final - 12.5 sen less 28% tax [2000 - 12.5 sen less 28% tax] per ordinary share of 50 sen each	63.4	63.4
	96.3	96.3

12. PROPERTY, PLANT AND EQUIPMENT

2001 Group	Freehold land and plantations	Long leasehold land and plantations	Short leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:								
Beginning of the financial year	409.0	324.7	-	2,306.9	209.5	1,873.6	525.1	5,648.8
Additions	7.3	82.6	-	1.6	4.7	107.9	590.9	795.0
Disposals	(1.9)	(0.1)	-	-	-	(6.8)	-	(8.8)
Written off	-	-	-	(1.9)	(2.0)	(4.6)	-	(8.5)
Assets of companies acquired	-	1.6	-	-	-	-	-	1.6
Reclassifications/transfers	1.4	44.3	-	532.4	1.9	277.6	(857.2)	0.4
Currency fluctuations	-	-	-	(0.2)	-	(1.9)	-	(2.1)
Others	-	0.1	-	(1.0)	-	(0.7)	2.4	0.8
End of the financial year	415.8	453.2	-	2,837.8	214.1	2,245.1	261.2	6,427.2
Accumulated depreciation:								
Beginning of the financial year	-	(15.9)	-	(328.5)	(18.2)	(1,091.3)	-	(1,453.9)
Charge for the financial year	-	(3.3)	-	(61.3)	(5.9)	(194.4)	-	(264.9)
Disposals	-	-	-	-	-	5.2	-	5.2
Written off	-	-	-	1.7	0.4	3.6	-	5.7
Assets of companies acquired	-	-	-	-	-	-	-	-
Reclassifications/transfers	-	-	-	-	(0.4)	-	-	(0.4)
Currency fluctuations	-	-	-	-	-	1.7	-	1.7
Others	-	-	-	-	-	0.8	-	0.8
End of the financial year	-	(19.2)	-	(388.1)	(24.1)	(1,274.4)	-	(1,705.8)
Net book value at end of the financial year	415.8	434.0	-	2,449.7	190.0	970.7	261.2	4,721.4

12. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2001 Group	Freehold land and plantations	Long leasehold land and plantations	Short leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Comprising:								
Cost	**84.0**	**410.5**	-	**2,642.3**	**214.1**	**2,233.7**	**261.2**	**5,845.8**
At valuation:								
- 1981	**117.4**	-	-	-	-	-	-	**117.4**
- 1982	**8.8**	-	-	**76.7**	-	**2.9**	-	**88.4**
- 1983	**106.4**	-	-	**2.3**	-	-	-	**108.7**
- 1986	-	-	-	-	-	**8.5**	-	**8.5**
- 1989	**83.3**	-	-	**115.8**	-	-	-	**199.1**
- 1991	-	**34.0**	-	**0.7**	-	-	-	**34.7**
- 1995	-	**8.7**	-	-	-	-	-	**8.7**
- 1996	**15.9**	-	-	-	-	-	-	**15.9**
	415.8	**453.2**	-	**2,837.8**	**214.1**	**2,245.1**	**261.2**	**6,427.2**

2000 Group	Freehold land and plantations	Long leasehold land and plantations	Short leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:								
Beginning of the financial year	400.1	311.0	1.2	1,898.8	222.2	1,734.6	370.1	4,938.0
Additions	6.0	11.1	-	5.7	1.1	62.2	647.8	733.9
Disposals	(0.6)	(0.1)	-	-	(5.3)	(3.7)	-	(9.7)
Written off	-	-	-	(0.1)	-	(2.1)	(1.3)	(3.5)
Disposal of indirect subsidiary company	-	-	(1.2)	-	-	-	(13.9)	(15.1)
Reclassifications/transfers	3.5	2.4	-	402.2	(7.8)	83.4	(476.9)	6.8
Currency fluctuations	-	-	-	-	-	(1.3)	(0.7)	(2.0)
Others	-	0.3	-	0.3	(0.7)	0.5	-	0.4
End of the financial year	409.0	324.7	-	2,306.9	209.5	1,873.6	525.1	5,648.8
Accumulated depreciation:								
Beginning of the financial year	-	(10.9)	(0.5)	(260.8)	(13.4)	(951.3)	-	(1,236.9)
Charge for the financial year	-	(3.1)	-	(48.5)	(5.3)	(165.9)	-	(222.8)
Disposals	-	-	-	-	0.6	3.0	-	3.6
Written off	-	-	-	0.1	-	1.6	-	1.7
Disposal of indirect subsidiary company	-	-	0.5	-	-	-	-	0.5
Reclassifications/transfers	-	(1.5)	-	(19.3)	(0.1)	19.2	-	(1.7)
Currency fluctuations	-	-	-	-	-	1.3	-	1.3
Others	-	(0.4)	-	-	-	0.8	-	0.4
End of the financial year	-	(15.9)	-	(328.5)	(18.2)	(1,091.3)	-	(1,453.9)
Net book value at end of the financial year	409.0	308.8	-	1,978.4	191.3	782.3	525.1	4,194.9

12. **PROPERTY, PLANT AND EQUIPMENT (Cont'd)**

	Freehold land and plantations	Long leasehold land and plantations	Short leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Comprising:								
Cost	75.3	281.2	-	2,111.3	209.5	1,862.1	525.1	5,064.5
At valuation:								
- 1981	118.9	-	-	-	-	-	-	118.9
- 1982	8.8	-	-	76.7	-	2.9	-	88.4
- 1983	106.7	-	-	2.3	-	-	-	109.0
- 1986	-	-	-	-	-	8.6	-	8.6
- 1989	83.3	-	-	115.9	-	-	-	199.2
- 1991	-	34.0	-	0.7	-	-	-	34.7
- 1995	-	9.5	-	-	-	-	-	9.5
- 1996	16.0	-	-	-	-	-	-	16.0
	409.0	324.7	-	2,306.9	209.5	1,873.6	525.1	5,648.8

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise.

In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board ("MASB") on adoption of MASB No. 15, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less depreciation.

The net book value of the revalued assets of the Group would have amounted to RM322.3 million (2000: RM323.9 million) had such assets been stated in the financial statements at cost.

The net book value of property, plant and equipment pledged by an indirect subsidiary company as security for redeemable fixed rate bonds issued by the indirect subsidiary company amounted to RM114.3 million (2000: RM121.8 million).

2001 Company	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Work in progress**	**Total**
Cost:				
Beginning of the financial year	8.8	16.0	0.2	25.0
Intragroup transfer	-	(0.3)	-	(0.3)
Additions	-	0.3	0.2	0.5
End of the financial year	8.8	16.0	0.4	25.2
Accumulated Depreciation:				
Beginning of the financial year	(4.2)	(11.8)	-	(16.0)
Charge for the financial year	(0.4)	(1.6)	-	(2.0)
Intragroup transfer	-	0.3	-	0.3
End of the financial year	(4.6)	(13.1)	-	(17.7)
Net book value at end of the financial year	4.2	2.9	0.4	7.5

12. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2000 Company	Freehold buildings and improvements	Plant, equipment and vehicles	Work in progress	Total
Cost :				
Beginning of the financial year	8.8	15.0	-	23.8
Intragroup transfer	-	(1.3)	-	(1.3)
Additions	-	2.8	0.2	3.0
Disposals	-	(0.4)	-	(0.4)
Written off	-	(0.1)	-	(0.1)
End of the financial year	8.8	16.0	0.2	25.0
Accumulated Depreciation :				
Beginning of the financial year	(3.9)	(11.5)	-	(15.4)
Charge for the financial year	(0.3)	(1.5)	-	(1.8)
Intragroup transfer	-	0.9	-	0.9
Disposals	-	0.2	-	0.2
Written off	-	0.1	-	0.1
End of the financial year	(4.2)	(11.8)	-	(16.0)
Net book value at end of the financial year	4.6	4.2	0.2	9.0

13. REAL PROPERTY ASSETS

	Group	
	2001	2000
Land held for development:		
At cost	**94.5**	111.6
At valuation - 1981	**7.5**	7.9
At valuation - 1983	**47.9**	47.9
At valuation - 1989	**164.6**	163.9
At valuation - 1995	**74.7**	74.6
At valuation - 1996	**40.3**	40.9
	429.5	446.8
Development expenditure	**192.4**	184.4
	621.9	631.2

The bases of valuation of land held for development are consistent with those indicated in Note 12.

In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board on adoption of Malaysian Accounting Standard No. 7, Accounting for Property Development, the valuation of these pieces of land have not been updated, and they continue to be stated at their existing carrying amounts.

14. SUBSIDIARY COMPANIES

	Company 2001	2000
Investment in subsidiary companies:		
Quoted shares in Malaysia - at cost	569.7	569.7
Unquoted shares - at cost	1,417.7	1,417.7
	1,987.4	1,987.4
Market value of quoted shares	4,168.1	3,977.7
Long term receivable from a subsidiary company (refer Note 20)	374.9	-
Current receivables/payables:		
Amount due from subsidiary companies - interest bearing	166.9	748.8
- interest free	169.7	141.9
	336.6	890.7
Amount due to subsidiary companies - interest free	31.8	27.8

The long term receivable from a subsidiary company represents a loan extended by the Company to Resorts World Bhd ("RWB"), a 55.2% owned subsidiary of the Company, to part-finance their investment in Star Cruises Limited, a 35.9% owned associated company of RWB. It is unsecured and bears interest at 1% (2000: 1%) per annum above the base lending rate of a leading local bank. The amount is to be repaid over the next three years.

The amount due from subsidiary companies, included in current receivables, is unsecured and has no fixed repayment terms. The interest bearing balances bear interest at rates ranging from 0.25% to 1% (2000: 0.25% to 1%) per annum above the base lending rate of a leading local bank.

The subsidiary companies are listed in Note 37.

15. ASSOCIATED COMPANIES

	Group 2001	2000
Quoted - at cost:		
Shares in foreign corporation, less goodwill written off	1,575.6	1,530.2
Group's share of post acquisition reserves	16.3	34.7
	1,591.9	1,564.9
Unquoted - at cost:		
Shares in Malaysian companies	10.1	10.2
Group's share of post acquisition reserves	428.6	333.3
	438.7	343.5
Amount due from associated companies	8.4	22.9
Less: Balance included in long term receivables	(6.9)	-
Balance included in current assets	(1.5)	(4.1)
	-	18.8
	2,030.6	1,927.2
Represented by:		
Share of net assets, other than goodwill of associated companies	2,030.6	1,908.4
Market value of quoted shares	2,089.9	3,936.1

15. ASSOCIATED COMPANIES (Cont'd)

The amount due from associated companies represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associated companies. The amounts due are unsecured and those amounts included under long term receivables are not repayable within the next twelve months. The interest bearing and interest free balances due are as follows:

	Group	
	2001	2000
- Interest free	**8.4**	7.6
- Outstanding amount bearing interest at rates ranging from 8.0% to 8.8% per annum in year 2000	**-**	15.3
	8.4	22.9

The associated companies are listed in Note 37.

16. OTHER LONG TERM INVESTMENTS

	Group	
	2001	2000
Quoted shares in foreign corporations, at cost	**8.3**	151.7
Less: Amounts written down to-date	**(8.0)**	(44.6)
	0.3	107.1
Unquoted shares in Malaysian companies, at cost	**3.6**	3.6
Other unquoted investment outside Malaysia, at cost	**3.0**	3.3
	6.9	114.0
Market value of quoted shares	**0.5**	68.9

17. DEFERRED TAXATION

	Group		Company	
	2001	2000	**2001**	2000
Comprise the tax effects of:				
Excess of capital allowances over depreciation	**(55.9)**	(52.0)	**(0.5)**	(0.5)
Timing differences arising from provisions	**40.6**	36.8	**17.7**	18.2
	(15.3)	(15.2)	**17.2**	17.7
Subject to agreement by the Inland Revenue Board, the Group has potential tax benefits, of which the tax effects not taken up in the financial statements are as follows:				
Unutilised tax losses	**24.5**	24.3	**-**	-
Unutilised capital allowances	**131.9**	65.4	**-**	-
	156.4	89.7	**-**	-

The tax effects relating to the increase in the carrying values of certain revalued assets are not disclosed as there is no intention to dispose of these assets in the foreseeable future.

18. PROPERTY DEVELOPMENT

	Group 2001	Group 2000
Land held for development:		
At cost	1.5	2.4
At valuation - 1983	1.2	1.4
At valuation - 1995	8.5	8.0
At valuation - 1996	21.8	22.4
	33.0	34.2
Development expenditure	112.0	104.8
Attributable profits	7.4	11.4
Progress billings	(34.9)	(33.1)
	117.5	117.3

In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board on adoption of Malaysian Accounting Standard No. 7, Accounting for Property Development, the valuation of these lands have not been updated, and they continue to be stated at their existing carrying amounts.

19. INVENTORIES

	Group 2001	Group 2000
At cost:		
Raw materials	29.6	41.6
Stores and spares	57.7	47.1
Food, beverages and other hotel supplies	6.7	5.9
Produce stocks and finished goods	16.9	20.7
Completed properties	102.2	105.9
	213.1	221.2
At net realisable value:		
Stores and spares	-	4.8
Completed properties	0.1	1.8
	213.2	227.8

20. TRADE AND OTHER RECEIVABLES

	Group 2001	Group 2000	Company 2001	Company 2000
Current:				
Trade debtors	136.1	132.0	-	-
Other debtors	76.4	65.2	1.0	1.1
Less: Allowance for doubtful debts	(5.6)	(5.3)	(0.1)	(0.1)
	206.9	191.9	0.9	1.0
Deposits	23.6	20.5	0.6	0.6
Prepayments	17.2	29.1	-	-
	247.7	241.5	1.5	1.6
Non-current:				
Trade debtors	11.6	10.1	-	-
Amount due from associated company (refer Note 15)	6.9	-	-	-
Amount due from subsidiary company (refer Note 14)	-	-	374.9	-
Other debtors	0.5	-	-	-
	19.0	10.1	374.9	-
	266.7	251.6	376.4	1.6

20. TRADE AND OTHER RECEIVABLES (Cont'd)

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM1.5 million (2000: RM1.3 million). The loans consist of an interest free loan amounting to RM0.7 million (2000: RM0.8 million) and interest bearing loans amounting to RM0.8 million (2000: RM0.5 million). The interest bearing loans carry interest rates of approximately 4% (2000: 4%) per annum.

21. SHORT TERM INVESTMENTS

	Group		Company	
	2001	2000	2001	2000
Quoted - at cost:				
Shares in Malaysian companies	84.2	64.7	-	-
Shares in foreign corporations	164.3	355.3	-	-
	248.5	420.0	-	-
Less: Allowance for diminution in value of investments	(52.5)	(132.6)	-	-
	196.0	287.4	-	-
Unquoted - at cost:				
Money market instruments	688.4	259.4	395.5	125.6
	884.4	546.8	395.5	125.6
Market value of quoted shares:				
- Malaysian companies	77.0	43.1	-	-
- Foreign corporations	120.5	244.3	-	-
	197.5	287.4	-	-

Investment in money market instruments comprise of negotiable certificates of deposit.

22. BANK BALANCES AND DEPOSITS

	Group		Company	
	2001	2000	2001	2000
Deposits with licensed banks	1,030.5	692.1	142.7	64.5
Deposits with finance companies	93.4	12.4	53.3	5.9
Cash and bank balances	233.1	142.2	5.3	2.4
	1,357.0	846.7	201.3	72.8

Included in deposits with licensed banks for the Group is an amount of RM9.8 million (2000: RM8.9 million) deposited by an indirect subsidiary company into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary company for the payment of property development expenditure.

Deposits of an indirect subsidiary company amounting to RM4.1 million (2000: RM4.4 million) have been pledged as security for its bank overdraft facilities.

23. TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	2001	2000
Trade creditors	99.0	106.7	-	-
Accrued expenses	366.5	199.8	7.2	8.5
Interest payable	11.5	5.9	-	-
Deposits	28.5	23.6	-	-
Other creditors	153.2	201.2	3.1	2.7
	658.7	537.2	10.3	11.2

23. TRADE AND OTHER PAYABLES (Cont'd)

Included in other creditors and accrued expenses are progress billings payable and accruals for capital expenditure relating to construction of new theme park attractions, new hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM157.5 million (2000: RM85.8 million).

24. SHORT TERM BORROWINGS

	Group 2001	Group 2000
Unsecured:		
Bank overdrafts	-	0.2
Other bank borrowings - US Dollar Euro Medium Term Notes	-	319.2
- US Dollar loan	-	63.7
- Bankers' acceptances	15.5	-
Secured facilities:		
Bank overdrafts	2.3	2.5
Redeemable fixed rate bonds	82.0	-
	99.8	385.6

The unsecured and secured bank overdrafts bear interest at rates ranging from 7% to 9% (2000: 7% to 9%) per annum. The bank overdrafts are secured over certain bank deposits as explained in Note 22.

The redeemable fixed rate secured bonds which were reclassified from long term loan to short term borrowings during the financial year, are issued by an indirect subsidiary company under a bond facility fully underwritten by a bank amounting to RM82.0 million. The bonds are secured by way of first fixed and floating charges on the present and future assets, revenues, rights and claims and undertakings of the subsidiary company. The tenor of the bonds is for five years and are redeemable at par on maturity date on 6 August 2002. Interest on these bonds is payable semi-annually and the coupon rate is fixed at 8.6% per annum.

On 6 February 2002, the redeemable fixed rate secured bonds issued by the indirect subsidiary company were fully redeemed. These bonds are now replaced by a bridging loan amounting to RM100.0 million from a fellow subsidiary company at an interest rate of 3.65% per annum.

25. SHARE CAPITAL

	2001	2000
Authorised:		
1,600 million ordinary shares of 50 sen each	800.0	800.0
Issued and fully paid:		
704.4 million (2000: 704.4 million) ordinary shares of 50 sen each	352.2	352.2

As at 31 December 2001, options to subscribe for 3,317,000 (2000: 3,412,000) unissued ordinary shares of 50 sen each under The Genting Employees' Share Option Scheme for Executives were outstanding.

The outstanding options granted in previous years are exercisable as follows:

Exercisable Period		Subscription Price per share	Number of shares in thousands	
From	To	RM	2001	2000
15 December 1999	15 December 2004	19.80	3,317	3,412

26. RESERVES

	Group 2001	Group 2000	Company 2001	Company 2000
Non-Distributable Reserves:				
Share Premium	**97.8**	97.8	**97.8**	97.8
Revaluation Reserve	**383.9**	384.5	-	-
Exchange Differences	**49.5**	54.1	-	-
Distributable Reserves:				
Unappropriated Profit	**4,853.4**	4,495.5	**2,677.3**	2,473.1
	5,384.6	5,031.9	**2,775.1**	2,570.9

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM1,965.1 million (2000: RM1,813.2 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2001, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM480.7 million (2000: RM471.6 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Taking into consideration the tax credit and tax exempt income as at 31 December 2001, a tax liability of approximately RM64.8 million (2000: RM52.8 million) would be incurred should all the unappropriated profit of the Company be distributed as dividends.

27. LONG TERM LOANS

		Group 2001	Group 2000
Unsecured:			
Bank borrowings	- US Dollar Euro Medium Term Notes	**858.8**	98.8
	- Singapore Dollar Euro Medium Term Notes	**220.4**	220.4
Other long term advances	- interest bearing	**5.4**	5.4
Secured:			
Redeemable fixed rate bonds		-	82.0
		1,084.6	406.6

The Singapore Dollar and US Dollar Euro Medium Term Notes ("Notes") obtained by an indirect subsidiary company bore a weighted average effective interest rate of approximately 5.9% (2000: 7.9%) per annum. During the financial year, an additional USD200.0 million (equivalent RM760.0 million) was obtained. The loan is due to mature in stages between one to five years. The details of the Notes facility are available in Note 31.

Other unsecured long term advances represent advances from a minority shareholder in a subsidiary company. The interest rate on the interest bearing advances ranged from 7.4% to 7.7% (2000: 7.5% to 7.8%) per annum. These advances are not expected to be repaid within the next twelve months.

As the redeemable fixed rate secured bonds are due to mature on 6 August 2002, the loan has been reclassified to short term borrowings during the financial year. These bonds were subsequently redeemed as explained in Note 24.

28. OTHER LIABILITIES

	Group 2001	Group 2000
Advance membership fees	**19.7**	13.0
Unearned premiums	**0.3**	0.3
	20.0	13.3

The advance membership fees relate to fees received on sale of time-share units by an indirect subsidiary company offering a time-share ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

Unearned premiums relate to premiums for policies with unexpired risks.

29. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2001	2000	2001	2000
Beginning of the financial year	179.8	167.5	69.7	67.4
Charge for the financial year	2.4	14.4	-	2.3
Write-back of provision	(6.3)	(1.8)	(2.0)	-
Payments during the financial year	(0.3)	(0.3)	-	-
End of the financial year	175.6	179.8	67.7	69.7

30. EARNINGS PER SHARE

Earnings per ordinary share is calculated based on the Group net profit for the financial year of RM453.6 million (2000: Group net loss for the financial year of RM245.5 million) and the weighted average number of ordinary shares in issue of 704.4 million shares (2000: 704.4 million shares).

As at 31 December 2001, the Company has 3,317,000 (2000: 3,412,000) unissued ordinary shares outstanding under the Genting Employees' Share Option Scheme for Executives. In accordance with the provisions laid down by the Malaysian Accounting Standards Board No. 13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value. Since the exercise price of the Option is above the fair value of the Company's shares for the current financial year, the Option is non dilutive.

31. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has entered into the following financial instruments:

a) **Euro Medium Term Notes ("Notes")**
Resorts World (Labuan) Limited, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 55.2% owned subsidiary of the Company, has the following oustanding Notes which form part of the borrowings as disclosed in Note 24 and Note 27:

Currency	Issue date	Maturity date	Interest type	Contract amount Mil	Equivalent RM Mil
Singapore Dollar	26/05/2000	26/05/2003	Fixed rate	100.0	220.4
US Dollar	16/06/2000	16/06/2003	Floating rate based on SIBOR	26.0	98.8

The above Notes are guaranteed by RWB and are redeemable in full on the respective maturity dates.

b) **Singapore Dollar ("SGD")/US Dollar ("USD") Cross Currency Swap ("CCS")**
Further to the issuance of the SGD Notes on 26 May 2000 for SGD100 million, as disclosed in (a) above, the Group entered into two CCS agreements, the first on the issue date of the Notes and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, which is 26 May 2003.

c) **USD Interest Rate Swap ("IRS")**
Subsequent to the issuance of the Notes for USD26 million, as disclosed in (a) above, the Group entered into an IRS agreement on 8 August 2000. The effect of this transaction is to effectively fix the interest rate payable on that tranche of the loan.

The swap terminates on the maturity of the loan, which is 16 June 2003.

d) On 25 April 2001, the Group has drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

31. FINANCIAL INSTRUMENTS (Cont'd)

Subsequently, the Group entered into an IRS agreement as follows:

Contract amounts USD'000	Transaction dates	Maturity dates
30,000	13 August 2001	25/04/2003 to 25/04/2006
30,000	16 August 2001	25/04/2003 to 25/04/2006
20,000	22 August 2001	25/04/2003 to 25/04/2006
20,000	30 August 2001	25/04/2003 to 25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan with effect from 25 October 2001 and up to their respective maturity dates as set out above.

e) **Foreign Currency Contracts**

Currency	Transaction dates	Maturity dates	Contract amount Mil	Equivalent RM Mil
Swiss Francs	14/12/2001 to 31/12/2001	25/02/2002 to 28/02/2002	1.1	2.5
US Dollars	28/08/2001 to 28/12/2001	28/01/2002 to 17/06/2002	6.2	23.4
Japanese Yen	19/12/2001 to 31/12/2001	28/01/2002 to 28/02/2002	263.4	7.7
Singapore Dollars	14/12/2001 to 28/12/2001	28/01/2002 to 27/03/2002	2.2	4.6
Euro Dollar	14/08/2001 to 28/12/2001	31/12/2001 to 22/03/2002	3.6	11.8

These instruments are executed with a creditworthy financial institution and the Directors are of the view that the possibility of non performance by the financial institution is remote on the basis of its financial strength.

32. CONTINGENT LIABILITIES

	Group	
	2001	2000
Secured:		
Guarantees given by a subsidiary company to third parties in relation to certain property development activity in Sydney, Australia.	**3.5**	3.8

33. CAPITAL COMMITMENTS

	Group	
	2001	2000
Authorised capital expenditure not provided for in the financial statements:		
- contracted	**169.1**	610.8
- not contracted	**111.5**	162.5
	280.6	773.3
Analysed as follows:		
- property, plant and equipment	**236.3**	771.9
- others	**44.3**	1.4
	280.6	773.3

34. DISPOSAL OF AN INDIRECT SUBSIDIARY COMPANY

On 2 July 2001, Laila Ltd, an indirect 95% owned subsidiary of the Company, entered into a Sale and Purchase Agreement with BP Global Investments Ltd for the disposal of the entire equity capital in Cairns Ltd, which holds a 45% interest in the Muturi Production Sharing Contract ("PSC") in Irian Jaya, Indonesia.

The total consideration in cash comprised Initial Consideration of USD106.8 million (equivalent RM405.9 million) followed by payments of Deferred Consideration, commencing in the month in which commercial petroleum production attributable to the Contract Area occurs and ending with the Muturi PSC Termination. The Deferred Consideration is based upon 30% of Cairns' Participating Percentage of 45% , applicable in essence, to the Muturi Contractor's pre-tax income.

34. DISPOSAL OF AN INDIRECT SUBSIDIARY COMPANY (Cont'd)

A sum of USD103.0 million (equivalent RM391.4 million) from the Initial Consideration, was paid to Laila Ltd on 2 July 2001, whilst the balance sum of USD3.8 million (equivalent RM14.5 million) was received on 5 February 2002.

The effect of the disposal of Cairns Ltd on the results of the Group for the current period to the date of disposal are as follows:

	1 January 2001 to 2 July 2001	Year ended 31 December 2000
Revenue	-	-
Exploration cost written off	(29.6)	-
Administration expenses	(0.3)	(0.6)
Loss from ordinary activities before taxation	(29.9)	(0.6)
Taxation	-	-
Net loss for the financial year	(29.9)	(0.6)

The effect of the disposal of Cairns Ltd on the financial position of the Group is as follows:

	At the date of disposal-2 July 2001	31 December 2000
Exploration cost	405.9	416.4
Initial Consideration	405.9	-
Expenses directly attributable to disposal, paid in cash	(3.5)	-
	402.4	-
Initial Consideration outstanding as at financial year end	(14.5)	-
Net proceeds from disposal received during the financial year	387.9	-

As the Initial Consideration is based on the net asset value of the subsidiary company disposed of, the loss on disposal of the indirect subsidiary company relates to the expenses incurred on disposal.

The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the disposal are not virtually certain and the amount cannot be quantified due to its uncertainty.

35. SIGNIFICANT NON-CASH TRANSACTIONS

The principal non-cash transactions during the current financial year are as follows:

Group

a) Redeemable fixed rate bonds amounting to RM82.0 million issued by an indirect subsidiary of the Company was reclassified from long term loan to short term borrowings as these bonds are due to mature on 6 August 2002. Details of these bonds are explained in Note 27.

b) Quoted shares in foreign corporations amounting to RM91.9 million were reclassified from long term investments to short term investments.

c) Quoted shares in an associated company amounting to RM73.4 million were reclassified from short term investments to long term investment in associated company.

36. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

36. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

			2001	2000
A)		***Rendering of services:***		
a)	i)	Reimbursements by Genting International PLC, a 62.2% owned subsidiary of the Company to Star Cruises (HK) Ltd and Star Cruise Management Ltd, both wholly owned subsidiary companies of Star Cruises Limited, ("Star Cruises"), a corporation in which the Group has an effective 19.8% ownership interest, for expenses incurred in maintaining representative offices in China, Taiwan, Bangkok and India.	**1.0**	-
	ii)	Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 55.2% owned subsidiary of the Company to Star Cruises.	**3.8**	4.0
		Tan Sri Lim Goh Tong, the Chairman and Chief Executive of the Company is also a shareholder of Star Cruises and a preference unit holder of the Golden Hope Unit Trust ("GHUT") which is a substantial (52.1%) shareholder of Star Cruises and of which Golden Hope Limited ("GHL") is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.		
		Dato' Lim Kok Thay, the Managing Director of the Company is also the Chairman, President and Chief Executive of Star Cruises and a shareholder, and has a call option to acquire shares in Star Cruises; and a preference unit holder of the GHUT which is a substantial (52.1%) shareholder of Star Cruises and of which GHL is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL.		
b)		Rental of premises by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (nee Lee) Kim Hua, the spouse of Tan Sri Lim Goh Tong is a director and substantial shareholder of Oriregal.	**1.2**	0.8
		Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.		
		The rental at the Genting Hotel and the Highlands Hotel are 1% lower than the comparable range of commercial rates charged to other tenants as a larger space is occupied. The rental of premises at the Resort Hotel is 26% lower as they are located at a low traffic area. The rental of premises near the Resort Hotel car park is 51% higher than similar premises due to the superior location. The rental of premises near the staff residential area is 11% higher than commercial rates of comparable premises.		
c)		Progress payments made by Asiatic Land Development Sdn Bhd, a wholly owned subsidiary company of Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, to the constructor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a son of Tan Sri Lim Goh Tong and a brother of Dato' Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM1.0 million (2000: RM1.5 million).	**22.8**	30.2
d)		Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly owned subsidiary of the Company to Southern Bank Berhad, a company in which Dato' Tan Teong Hean, a son-in-law of Tan Sri Lim Goh Tong and a brother-in-law of Dato' Lim Kok Thay, is a director and substantial shareholder.	**2.6**	2.4
e)		Provision by PC Installation & Contracting Sdn Bhd ("PC") to Genting Sanyen Industrial Paper Sdn Bhd, a 97.7% owned subsidiary of the Company, of mechanical and electrical services.Tun Mohammed Hanif bin Omar, the Deputy Chairman of the Company is the father-in-law of Encik Ibrahim bin Othman who is an Executive Director and shareholder of PC.	**20.3**	0.3

36. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

		2001	2000
B)	**Sale of Goods:**		
a)	Sale of information technology products by E-Genting Holdings Sdn Bhd, a wholly owned subsidiary of the Company, to Star Cruises, a corporation in which the Group has an effective 19.8% ownership interest.	0.1	2.5

Tan Sri Lim Goh Tong, the Chairman and Chief Executive of the Company is also a shareholder of Star Cruises and a preference unit holder of the Golden Hope Unit Trust ("GHUT") which is a substantial (52.1%) shareholder of Star Cruises and of which Golden Hope Limited ("GHL") is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Dato' Lim Kok Thay, the Managing Director of the Company is also the Chairman, President and Chief Executive of Star Cruises and a shareholder, and has a call option to acquire shares in Star Cruises; and a preference unit holder of the GHUT which is a substantial (52.1%) shareholder of Star Cruises and of which GHL is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL.

37. SUBSIDIARY AND ASSOCIATED COMPANIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2001	2000		
Direct Subsidiary Companies				
Asiatic Development Berhad	54.9	54.9	Malaysia	Plantations
E-Genting Holdings Sdn Bhd	100.0	100.0	Malaysia	Supplier of information technology products and services and investment holding
GB Credit & Leasing Sdn Bhd	69.5	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	100.0	100.0	Hong Kong	Investments
Genting Highlands Tours & Promotion Sdn Bhd	100.0	100.0	Malaysia	Letting of land & premises
Genting Hotel & Resorts Management Sdn Bhd	100.0	100.0	Malaysia	Management services
+ Genting International Paper Holdings Limited	100.0	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	100.0	100.0	Labuan, Malaysia	Off-shore captive insurance
Genting Management and Consultancy Services Sdn Bhd	100.0	100.0	Malaysia	Management services
+ Genting Overseas Holdings Limited	100.0	100.0	Isle of Man	Investment holding
Maxitage Sdn Bhd	100.0	100.0	Malaysia	Investments
Oakwood Sdn Bhd	100.0	100.0	Malaysia	Property investment and management
Resorts World Bhd	55.2	55.2	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	100.0	100.0	Hong Kong	Dormant
+ Resorts World (Singapore) Pte Ltd	100.0	100.0	Singapore	Dormant
Genting Assets Management Services Sdn Bhd	100.0	100.0	Malaysia	Pending deregistration
Genting Aviation Sdn Bhd	100.0	100.0	Malaysia	Pending deregistration
+ Genting Bhd (Hong Kong) Limited	100.0	100.0	Hong Kong	Pre-operating
Genting Industries Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Permata Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Plantations Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Realty Sdn Bhd	100.0	100.0	Malaysia	Pending deregistration
Genting Resorts World Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	100.0	100.0	Singapore	Pre-operating
+ Resorts World Limited	100.0	100.0	Hong Kong	Pre-operating
Sri Highlands Express Sdn Bhd	100.0	100.0	Malaysia	Pre-operating

37. **SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)**

	Effective Percentage Of Ownership 2001	Effective Percentage Of Ownership 2000	Country of Incorporation	Principal Activities
<u>Indirect Subsidiary Companies</u>				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**54.9**	54.9	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**62.2**	57.6	Isle of Man	Investment holding
Amalgamated Rubber (Penang) Sdn Bhd	**54.9**	54.9	Malaysia	Investments
AR Property Development Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Asiatic Golf Course (Sg Petani) Bhd	**54.9**	54.9	Malaysia	Golf course operation
Asiatic Indahpura Development Sdn Bhd	**38.4**	38.4	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**54.9**	54.9	Malaysia	Property development
+ Asiatic Overseas Limited	**54.9**	54.9	Isle of Man	Investments
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Awana Vacation Resorts Development Berhad	**55.2**	55.2	Malaysia	Proprietary timeshare ownership scheme
Ayer Item Oil Mill Sdn Bhd	**54.9**	54.9	Malaysia	Fresh fruit bunches processing
+ Azzon Limited	**54.9**	54.9	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	**33.1**	33.1	Malaysia	Investment holding
+ Cairns Limited	**-**	95.0	Isle of Man	Oil & gas exploration
+ Coveyork Pty Ltd	**95.0**	95.0	Australia	Oil & gas exploration
Delquest Sdn Bhd	**55.2**	55.2	Malaysia	Investments
E-Genting Sdn Bhd	**100.0**	100.0	Malaysia	Provision of information technology services and consultancy
First World Hotels & Resorts Sdn Bhd	**55.2**	55.2	Malaysia	Hotel business
Genasa Sdn Bhd	**55.2**	55.2	Malaysia	Sale and letting of apartment
Genting Administrative Services Sdn Bhd	**55.2**	55.2	Malaysia	Investment holding
+ Genting Australia Investments Holding Pty Ltd	**62.2**	57.6	Australia	Property development
+ Genting Australia Pty Ltd	**62.2**	57.6	Australia	Management services
Genting Card Services Sdn Bhd	**100.0**	100.0	Malaysia	Provider of loyalty program services
Genting Centre of Excellence Sdn Bhd	**38.6**	38.6	Malaysia	Training services
Genting Entertainment Sdn Bhd	**55.2**	55.2	Malaysia	Show agent
Genting Golf Course Bhd	**55.2**	55.2	Malaysia	Condotel & hotel business, golf resort and property development
Genting Highlands Berhad	**55.2**	55.2	Malaysia	Land and property development
Genting Information Knowledge Enterprise Sdn Bhd	**100.0**	100.0	Malaysia	Research in software development and consultancy
+ Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+ Genting International Management Limited	**62.2**	57.6	Isle of Man	Development of resort related software
+ Genting International PLC	**62.2**	57.6	Isle of Man	Investment holding
+ Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting International Paper Manufacturers Limited	**97.7**	97.7	Isle of Man	Investment holding
+ Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Management & Consultancy services
+ Genting International Properties Limited	**62.2**	57.6	Isle of Man	Investment holding
+ Genting International (Singapore) Pte Ltd	**62.2**	57.6	Singapore	Tour promotion
Genting Leisure Sdn Bhd	**55.2**	55.2	Malaysia	Investment holding
+ Genting Management (Western Australia) Pty Ltd	**-**	57.6	Australia	Liquidated
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding

37. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2001	2000		
Genting Property Management Sdn Bhd	55.2	55.2	Malaysia	Property management
+ Genting (South Australia) Pty Ltd	-	57.6	Australia	Liquidated
Genting Sanyen Industrial Paper Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen (Malaysia) Sdn Bhd	97.7	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen Sales & Marketing Services Sdn Bhd	97.7	97.7	Malaysia	Trading and converting of paper products
Genting Sanyen Utilities & Services Sdn Bhd	97.7	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	55.2	55.2	Malaysia	Provision of cable car services
Genting Studio Sdn Bhd	55.2	55.2	Malaysia	Agent to procure/produce programmes
Genting Utilities & Services Sdn Bhd	55.2	55.2	Malaysia	Provision of utilities services
+ Genting (Western Australia) Pty Ltd	-	57.6	Australia	Liquidated
Genting World Sdn Bhd	55.2	55.2	Malaysia	Leisure and entertainment business
Gentinggi Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Glugor Development Sdn Bhd	54.9	54.9	Malaysia	Investments
GS Packaging Industries (M) Sdn Bhd	97.7	97.7	Malaysia	Provision of human resource services
Ideal Meridian Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and sale of paper core
Infomart Sdn Bhd	100.0	100.0	Malaysia	Management & consultancy services
+ Jamberoo Limited	95.0	95.0	Isle of Man	Oil & gas exploration
Kijal Resort Sdn Bhd	55.2	55.2	Malaysia	Property development and property management
Kinavest Sdn Bhd	54.9	-	Malaysia	Plantations
+ Lafleur Limited	55.2	55.2	Isle of Man	Investment holding
Landworthy Sdn Bhd	46.1	46.1	Malaysia	Plantations
Mastika Lagenda Sdn Bhd	97.7	97.7	Malaysia	Investment holding
+ Myanmar Genting Sanyen Limited	100.0	100.0	Myanmar	Trading
+ Palomino Limited	62.2	57.6	Isle of Man	Investments
Papago Sdn Bhd	55.2	55.2	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	97.7	97.7	Malaysia	Provision of facilities for waste paper baling process
Resorts World (Labuan) Limited	55.2	55.2	Labuan, Malaysia	General trading
+ Resorts World Limited	55.2	55.2	Isle of Man	Investment holding
Resorts World Tours Sdn Bhd	55.2	55.2	Malaysia	Provision of tour and travel related services
+ Roundhay Limited	95.0	95.0	Isle of Man	Oil & gas exploration
RWB (Labuan) Limited	55.2	55.2	Labuan, Malaysia	General trading
Sabah Development Company Sdn Bhd	54.9	54.9	Malaysia	Plantations
Seraya Mayang Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Setiabahagia Sdn Bhd	55.2	55.2	Malaysia	Property investment
Setiacahaya Sdn Bhd	77.4	77.4	Malaysia	Property investment
Setiamas Sdn Bhd	54.9	54.9	Malaysia	Plantations and property development
Setiaseri Sdn Bhd	55.2	55.2	Malaysia	Property investment
Sierra Springs Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Sing Mah Plantation Sdn Bhd	54.9	54.9	Malaysia	Plantations
Resorts World Properties Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Tanjung Bahagia Sdn Bhd	54.9	54.9	Malaysia	Plantations
Technimode Enterprises Sdn Bhd	54.9	54.9	Malaysia	Property investment
Vestplus Sdn Bhd	55.2	55.2	Malaysia	Property investment
Widuri Pelangi Sdn Bhd	55.2	55.2	Malaysia	Golf resort and hotel business
+ Woodbery Limited	-	57.6	Hong Kong	Liquidated
Asiaticom Sdn Bhd	54.9	54.9	Malaysia	Dormant
Asiatic Properties Sdn Bhd	54.9	54.9	Malaysia	Dormant
+ Genting Overseas Investments Limited	100.0	100.0	Isle of Man	Dormant

37. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2001	2000		
+ Genting Sanyen Paper Pte Ltd	97.7	97.7	Singapore	Dormant
Kijal Facilities Services Sdn Bhd (formerly known as Resorts World Food Services Sdn Bhd)	55.2	55.2	Malaysia	Dormant
+ Laila Limited	95.0	-	Isle of Man	Dormant
Mediglove Sdn Bhd	54.9	54.9	Malaysia	Dormant
+ Oxalis Limited	97.7	100.0	Isle of Man	Dormant
Plantation Latex (Malaya) Sdn Bhd	54.9	54.9	Malaysia	Dormant
+ R.W. Investments Limited	55.2	55.2	Isle of Man	Dormant
Waxwood Sdn Bhd	33.1	33.1	Malaysia	Dormant
+ Song Yen Paper Pte Ltd	-	97.7	Singapore	Dissolved
+ ADB International Limited	54.9	54.9	Hong Kong	Pre-operating
ALD Construction Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Awanapura Sdn Bhd	100.0	100.0	Malaysia	Pending deregistration
Awana Hotels Management Services Sdn Bhd	100.0	100.0	Malaysia	Pending deregistration
Awana Hotels & Resorts Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
+ Awana International Limited	100.0	100.0	Isle of Man	Pre-operating
Awana Ownership Resorts Berhad	100.0	100.0	Malaysia	Pending deregistration
Awana Vacation Resorts Berhad	100.0	100.0	Malaysia	Pending deregistration
Awana Vacation Resorts Management Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Dasar Pinggir (M) Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
Dutabay Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Entertainment Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Equities Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Food Services Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Leisure Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Management Services Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
First World Theme Park Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
Genas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Genawan Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Genmas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gensa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentasa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
+ Genting International (Macau) Entertainment Limited	62.2	-	Macau	Pre-operating
+ Genting International Management Services Pte Ltd	100.0	100.0	Singapore	Pre-operating
+ Genting International Manufacturing & Industries Limited	-	57.6	Hong Kong	Liquidated
+ Genting International Resort Limited	-	57.6	Hong Kong	Liquidated
Genting Newsprint Sdn Bhd	62.2	57.6	Malaysia	Pre-operating
+ Genting (NSW) Pty Ltd	62.2	57.6	Australia	Pre-operating
+ Genting Power (Bangladesh) Limited	100.0	100.0	Isle of Man	Pre-operating
+ Genting Power (India) Limited	100.0	100.0	Mauritius	Pre-operating
Genting Sanyen Incineration Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
+ Genting Sanyen Utilities Limited	100.0	100.0	Isle of Man	Pre-operating
Genting Theme Park Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Goodheart Development Sdn Bhd	54.9	54.9	Malaysia	Pending deregistration
Hitechwood Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Jomara Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Laserwood Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Leisure & Cafe Concept Sdn Bhd	55.2	55.2	Malaysia	Pre-operating

37. **SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)**

	Effective Percentage Of Ownership		Country of incorporation	Principal Activities
	2001	2000		
+ Macau Star Limited	56.0	-	Macau	Pre-operating
Merriwa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Nippontech Resources Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
Possible Affluent Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Puncak Singa (M) Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
Rantau Cempaka (M) Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
Rapallo Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
+ Resorts Overseas Investments Limited	55.2	55.2	Isle of Man	Pre-operating
Resorts Tavern Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Sahabat Alam Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
+ Sanyen Oil & Gas Limited	95.0	-	Mauritius	Pre-operating
+ Sayang (Thailand) Limited	91.0	91.0	Thailand	Pre-operating
+ Sorona Limited	100.0	100.0	Isle of Man	Pre-operating
Space Fair Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
+ Torrens Limited	97.7	-	Isle of Man	Pre-operating
Tullamarine Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Twinmatics Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Twinsurf Sdn Bhd	55.2	55.2	Malaysia	Pending deregistration
+ Vestplus (Hong Kong) Limited	55.2	55.2	Hong Kong	Pre-operating
+ Vestplus (Thailand) Limited	50.2	50.2	Thailand	Pre-operating
Vintage Action Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Yarrawin Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
<u>Associated Companies</u>				
* Asiatic Ceramics Sdn Bhd	26.9	26.9	Malaysia	Under receivership
Genting Sanyen Power Sdn Bhd	39.1	39.1	Malaysia	Generation & supply of electric power
Serian Palm Oil Mill Sdn Bhd	22.0	22.0	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	26.9	26.9	Malaysia	Property development
+ Star Cruises Limited	19.8	19.3	Isle of Man & redomiciled to Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by overseas firms/Chartered Accountant affiliated with PricewaterhouseCoopers, Malaysia.

Statement on Directors' Responsibility

Pursuant To Paragraph 15.27(a) Of The Listing Requirements Of The Kuala Lumpur Stock Exchange

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2001.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 1 April 2002.

Statutory Declaration

Pursuant To Section 169(16) Of The Companies Act, 1965

I, **CHIEW SOW LIN**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 32 to 64 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 1 April 2002) **CHIEW SOW LIN**

Before me,

DATO NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

Report Of The Auditors

To The Members Of Genting Berhad

We have audited the financial statements set out on pages 32 to 64. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 37 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

CHIN KWAI YOONG
(No. 890/4/02 (J/PH))
Partner of the firm

Kuala Lumpur
1 April 2002

Ten-Year Summary

Amounts in RM million unless otherwise stated	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Revenue	**3,148.4**	3,338.6	3,077.4	3,369.8	3,822.0	2,595.6	2,496.0	2,378.0	2,004.2	1,638.5
Profit/[loss] from ordinary activities before taxation	**1,034.6**	(322.7)	1,521.4	909.7	1,542.5	1,260.9	1,135.8	792.0	1,084.9	694.5
Taxation	**(386.3)**	(352.0)	(15.7)	(364.1)	(346.7)	(336.7)	(282.2)	(312.4)	(238.8)	(134.9)
Profit/[loss] from ordinary activities after taxation	**648.3**	(674.7)	1,505.7	545.6	1,195.8	924.2	853.6	479.6	846.1	559.6
Net profit/[loss] for the financial year	**453.6**	(245.5)	1,101.1	414.3	771.3	645.9	567.6	210.1	597.8	370.8
Share Capital	**352.2**	352.2	352.2	352.2	352.2	351.1	351.1	351.0	233.3	232.2
Unappropriated Profit	**4,853.4**	4,495.5	4,816.3	3,811.5	3,491.1	2,825.5	2,271.0	1,806.6	1,694.0	1,179.5
Other Reserves	**531.2**	536.4	620.4	609.9	639.8	495.4	469.7	447.4	561.3	556.6
Shareholders' Equity	**5,736.8**	5,384.1	5,788.9	4,773.6	4,483.1	3,672.0	3,091.8	2,605.0	2,488.6	1,968.3
Minority Interests	**2,150.5**	2,046.6	2,574.9	2,168.8	2,140.9	1,648.2	1,481.9	1,254.5	1,023.6	791.5
Non-Current Liabilities	**1,295.5**	614.9	290.2	275.3	261.7	145.5	123.2	102.4	82.7	71.9
Capital Employed	**9,182.8**	8,045.6	8,654.0	7,217.7	6,885.7	5,465.7	4,696.9	3,961.9	3,594.9	2,831.7
Property, Plant and Equipment	**4,721.4**	4,194.9	3,701.1	3,580.8	3,351.2	3,163.3	2,776.4	2,297.4	1,665.8	1,417.9
Real Property Assets	**621.9**	631.2	653.6	631.9	597.9	468.0	362.0	282.9	251.9	245.9
Associated Companies	**2,030.6**	1,927.2	1,446.2	1,324.4	317.9	239.4	178.8	131.8	7.1	0.2
Other Long Term Investments	**6.9**	114.0	167.0	7.3	122.1	4.2	3.0	8.3	2.1	2.1
Exploration Cost	**0.0**	439.2	437.6	399.2	207.0	36.6	0.0	0.0	0.0	0.0
Long Term Receivables	**19.0**	10.1	3.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Taxation	**0.0**	0.0	0.0	0.0	0.0	9.0	4.7	3.2	2.3	0.0
	7,399.8	7,316.6	6,409.2	5,943.6	4,596.1	3,920.5	3,324.9	2,723.6	1,929.2	1,666.1
Net Current Assets	**1,783.0**	729.0	2,244.8	1,274.1	2,289.6	1,545.2	1,372.0	1,238.3	1,665.7	1,165.6
Employment of Capital	**9,182.8**	8,045.6	8,654.0	7,217.7	6,885.7	5,465.7	4,696.9	3,961.9	3,594.9	2,831.7
Basic earnings/[loss] per share (sen) *	**64.4**	(34.9)	156.3	58.8	109.6	92.0	80.8	29.9	85.5	53.3
Net dividend per ordinary share [sen]	**13.68**	13.68	13.68	13.32	14.98	14.70	14.70	13.87	11.87	24.67
Dividend cover (times)*	**4.7**	N/A	11.4	4.4	7.3	6.3	5.5	2.2	7.2	2.2
Current ratio	**2.72**	1.58	3.86	2.14	3.14	2.71	2.88	2.77	3.99	3.55
Net tangible assets per ordinary share [RM]	**8.14**	7.64	8.22	6.78	6.36	5.23	4.40	3.71	3.56	2.83
Return/[Loss] (after tax and minority interests) on average shareholders' equity (%)	**8.2**	(4.4)	20.8	9.0	18.9	19.1	19.9	8.2	26.8	19.8
Market share price *										
- highest (RM)	**11.30**	18.00	15.70	14.00	18.00	25.75	27.50	24.90	26.00	10.67
- lowest (RM)	**7.40**	8.75	7.85	6.40	7.70	17.00	18.90	16.67	9.00	7.27

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Adjusted to reflect the increased number of ordinary shares of the Company.

N/A: Not Applicable

List of Properties Held

As At 31 December 2001

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2001 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*
	STATE OF PAHANG DARUL MAKMUR						
1	Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.3	20	1982 (R)
2	Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	148.2	9	1992 (A)
3	Genting Highlands, Bentung	Freehold	Built-up : 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	762.3	2	2000 (A)
4	Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	28.4	8	1993 (A)
5	Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	38.9	30	1989 (R)
6	Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	13.2	26	1989 (R)
7	Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	11.8	18	1989 (R)
8	Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	18.9	9	1992 (A)
9	Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	72.2	9	1992 (A)
10	Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	61.6	5	1996 (A)
11	Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.9	29	1989 (R)
12	Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	23.0	7	1989 (R)
13	Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.4	18	1989 (R)
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.9	18	1989 (R)
15	Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.6	2	1999 (A)
16	Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	4.2	14	1989 (R)
17	Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18	Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.7	9	1992 (A)
19	Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	21	1989 (A)
				1 unit of Kayangan Apartment	0.2	21	1990 (A)
20	Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	22.4	15	1989 (R)
21	Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	27.2	15	1989 (R)
22	Genting Highlands, Bentung	Freehold	Built-up : 10,243 sq.metres	92 units of Ria Apartment (Pahang Tower)	14.5	15	1989 (R)
23	Genting Highlands, Bentung	Freehold	Land : 2,936 hectares	7 plots of land & improvements	254.4	-	1989 (R)
				1 plot of land & improvements	6.1	-	1996 (A)
				10 plots of land & improvements	52.1	-	1989 (R)
				1 plots of land & improvements	0.1	-	1991 (A)
				68 plots of land & improvements	156.1	-	1989 (R)
				13 plots of land & improvements	9.4	-	1995 (R)
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 92 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 57 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 93 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	2	1999 (A)
27	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	5.9	-	1989 (R)
28	Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.2	15	1987 (A)
29	Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
30	Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectares Built-up : 335 sq.metres	1 plot of agriculture land with factory	0.7	-	2001 (A)
	STATE OF SELANGOR DARUL EHSAN						
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	470.1	4	1997 (A)
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993 (A)
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	79.3	4	1997 (A)
3	Genting Highlands, Hulu Selangor	Freehold	Built up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	6.1	3	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	11.7	15	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 615 hectares	3 plots of building land	12.3	-	1989 (R)
				10 plots of building land	42.1	-	1995 (R)
				7 plots of building land	10.4	-	1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.3	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	16.3	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.1	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 116,214 sq.metres	1 plot of industrial land with paper mill & power plant complex	76.3	8 - 10	1990 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 74 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	67.4	-	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 95 years)	Land : 3 hectares	1 plot of industrial land	2.3	-	1994 (A)
13	Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 85 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of land with factory	2.9	5	1996 (A)

	LOCATION	TENURE	APPROXIMATE AREA		DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2001 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*	
14	Section 28, Petaling Jaya	Leasehold (unexpired lease period of 65 years)	Land Built-up	: 2,875 sq.metres : 780 sq.metres	2 plots of industrial land with factory	5.1	5	1996	(A)
15	Sungai Buloh, Gombak	Freehold	Land Built-up	: 5,172 sq.metres : 1,267 sq.metres	1 plot of land with factory	2.8	6	1996	(A)
16	Pandamaran, Klang	Freehold	Land Built-up	: 2,471 sq.metres : 1,316 sq.metres	2 plots of land with factory	1.5	5	1996	(A)
17	Pulau Indah, Klang	Leasehold (unexpired lease period of 94 years)	Land	: 47 hectares	13 plots of vacant industrial land & improvements	48.4	-	1997	(A)
18	Rawang, Gombak	Freehold	Land Built-up	: 5,574 sq.metres : 669 sq.metres	1 plot of industrial land with factory	2.0	3	1996	(A)
19	Bangi Factory, Selangor	Leasehold (unexpired lease period of 85 years)	Land Built-up	: 12,140 sq.metres : 5,556 sq.metres	1 plot of land with factory	2.4	20	1990	(A)
	FEDERAL TERRITORY OF KUALA LUMPUR								
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up	: 178 sq.metres	1 unit of Desa Angkasa Apartment	0.3	15	1988	(A)
2	Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land Built-up	: 3,940 sq.metres : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	113.3	16	1983/1991	(A)
3	Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 73 years)	Land Built-up	: 4 hectares : 2,601 sq.metres	Store, helicopter, bus and limousine depot	10.1	26	1982	(A)
	STATE OF PERAK DARUL RIDZUAN								
1	Kinta, Perak	Leasehold (unexpired lease period of 88 years)	Land	: 6 hectares	349 vacant housing development lots	1.8	-	1989	(A)
	STATE OF TERENGGANU DARUL IMAN								
1	Kijal, Kemaman	Leasehold (unexpired lease period of 90 years)	Land	: 57 hectares	1 plot of resort / property development land	18.8	-	1995	(R)
			Land	: 215 hectares	5 plots of resort / property development land	29.8	-	1996	(A)
			Land	: 51 hectares	18-hole Awana Kijal Golf Course	12.5	-	1997	(A)
			Built-up	: 35,563 sq.metres	7-storey Awana Kijal Hotel	117.0	5	1997	(A)
			Built-up	: 1,854 sq.metres	28 units of Baiduri Apartment	2.8	7	1995	(A)
			Built-up	: 7,278 sq.metres	96 units of Angsana Apartment	9.9	6	1996	(A)
	STATE OF KEDAH DARUL AMAN								
1	Mukim Sg. Seluang, Kulim	Freehold	Land Built-up	: 7,299 sq.metres : 669 sq.metres	2 plots of industrial land with factory	1.1	3	1996	(A)
2	Mukim Sg. Petani, Kuala Muda	Freehold	Land Built-up	: 2,922 sq.metres : 1,041 sq.metres	1 plot of industrial land with factory	0.9	6	1995	(A)
3	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 86 years)	Land	: 14 hectares	5 plots of building land	10.0	-	1997	(A)
			Built-up	: 14,387 sq.metres	3-storey Awana Langkawi Hotel Cultural / Sports Centre, Maritime / Entertainment Centre	58.0	4	1997	(A)
	STATE OF PULAU PINANG								
1	Seberang Perai Selatan, Pulau Pinang	Freehold	Land Built-up	: 7 hectares : 37,976 sq.metres	1 plot of industrial land with factory	60.0	-	1997	(A)
	STATE OF JOHOR DARUL TAKZIM								
1	Kulai, Johor	Freehold	Land	: 15 hectares	8 plots of industrial land	25.6	-	1999	(A)
	ESTATES/PROPERTY DEVELOPMENT ("PD")								
1	Paya Kamunting Estate Jitra, Kedah	Freehold	Estate	: 529 hectares	Rubber and oil palm estate	7.8	-	1981	(R)
2	Bukit Sembilan/Riverside Estate Baling/Sg. Petani, Kedah	Freehold	Estate PD	: 817 hectares : 131 hectares	Rubber and oil palm estate, property development, golf course & clubhouse	56.9	6	1981	(R)
3	Selama Estate, Serdang & Kulim Kedah/Selama, Perak	Freehold	Estate	: 1,853 hectares	Rubber and oil palm estate	24.1	-	1981	(R)
4	Bute & Dominion Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate	: 666 hectares	Rubber and oil palm estate and orchard	13.8	-	1981	(R)
5	Tebong/Repah Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate	: 2,329 hectares	Rubber and oil palm estate	29.9	-	1981	(R)

	LOCATION	TENURE	APPROXIMATE AREA		DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2001 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*
6	Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate PD	: 793 hectares : 13 hectares	Rubber and oil palm estate and property development	26.9	-	1981 (R)
7	Tanah Merah Estate, Tangkak, Johor	Freehold	Estate	: 1,820 hectares	Rubber and oil palm estate	25.5	-	1981 (R)
8	Sg. Rayat Estate, Batu Pahat, Johor	Freehold	Estate	: 1,707 hectares	Oil palm estate	29.5	-	1983 (R)
9	Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate	: 3,662 hectares	Oil palm estate	65.6	-	1983 (R)
10	Sing Mah Estate, Air Hitam, Johor	Freehold	Estate	: 669 hectares	Oil palm estate and mill	13.1	21	1983 (A)
11	Kulai Besar (North) / Kulai Besar Estate, Johor	Freehold	Estate PD	: 3,172 hectares : 120 hectares	Oil palm estate and mill and property development	326.7	12	1983 (R)
12	Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate PD	: 176 hectares : 100 hectares	Oil palm estate and property development	86.6	-	1996 (R)
13	Sabapalm Estate, Labuk Valley Sandakan, Sabah	Leasehold (unexpired lease period of 886 years)	Estate	: 4,077 hectares	Oil palm estate and mill	39.7	31	1991 (R)
		Leasehold (unexpired lease period of 84 years)	Estate	: 283 hectares	Oil palm estate		-	1991 (R)
14	Sri Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 85 years)	Estate	: 4,153 hectares	Oil palm estate and mill	41.8	7	1988 (A)
		Leasehold (unexpired lease period of 95 years)	Land	: 192 hectares	Oil palm estate	1.6	-	2001 (A)
15	Sri Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 85 years)	Estate	: 3,941 hectares	Oil palm estate	28.2	-	1988 (A)
16	Sri Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 87 years)	Estate	: 4,047 hectares	Oil palm estate	30.3	-	1990 (A)
17	Sri Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 82 years)	Estate	: 4,039 hectares	Oil palm estate	31.1	-	1992 (A)
18	Sri Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 89 years)	Estate	: 1,683 hectares	Oil palm estate	14.9	-	1993 (A)
19	Asiatic Regional Office, Sandakan, Sabah	Leasehold (unexpired lease period of 886 years)	Land Built-up	: 1,206 sq.metres : 374 sq.metres	2 units of 2-storey intermediate detached house	0.1	17	1991 (R)
20	Asiatic Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 79 years)	Land	: 8 hectares	Vacant land	2.4	-	1992 (A)
21	Pulau Jambongan, Beluran, Sabah	Leasehold (unexpired lease period of 71 years)	Land	: 693 hectares	Unplanted agricultural land	4.8	-	2001 (A)
		Leasehold (unexpired lease period of 73 years)	Land	: 102 hectares	Unplanted agricultural land		-	2001 (A)
		Leasehold (unexpired lease period of 76 years)	Land	: 168 hectares	Unplanted agricultural land		-	2001 (A)
22	Tongod, Kinabatangan, Sabah	Leasehold (unexpired lease period of 95 years)	Land	: 8,830 hectares	Oil palm estate	59.7	-	2001 (A)
ENGLAND								
1	Hyde Park, London	Leasehold (unexpired lease period of 975 years)	Built-up	: 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.9	22	1980/1996 (A)
AUSTRALIA								
1	Sydney	Freehold	Land	: 3,924 sq.metres	9 plots of development land at 487-503 George Street, 101-105 Bathurst Street and 486-494 Kent Street	95.1	-	1991 (A)

** (R) represents properties which have been revalued. However, the net book values of certain properties as at financial year end include additional costs incurred subsequent to valuation.*

Group Offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Dato' Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites : www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6101 3015
Fax : 03 – 6101 3535
E-mail : agh@resorts.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@resorts.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

Genting Highlands Resort
Customer Interaction Centre (CIC)
(For rooms, shows, theme park and other resort facilities)
Ground Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Toll Free Line : 1 800 18 1118
Reservations E-mail :
customercare@genting.com.my
Membership E-mail :
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
Lot T24, 3rd Floor, Ipoh Parade,
105, Jalan Sultan Abdul Jalil,
Greentown, 30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

CONVENTION SALES
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : convsale@genting.com.my

Genting International Convention Centre
Website : http://mice.egenting.com

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur,
Malaysia
Tel : 03 – 6251 8398/6253 1815
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

Resorts World Tours Sdn Bhd
(For airline ticketing and travel agency services)
Ground Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2162 2666
Fax : 03 – 2032 6995

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6734 2735
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
18th Floor, B.U.I. Building,
177/1, Soi Anumamrachathon 1,
Surawongse Road, Bangrak,
Bangkok, 10500 Thailand
Tel : 662 – 634 7240
Fax : 662 – 634 7217

PLANTATION DIVISION

Principal Executive Officers
Dato' Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3733/2032 3733
Fax : 03 – 2161 6149
E-mail : info@asiatic.com.my

REGIONAL OFFICE

Sabah Development Co. Sdn Bhd
Lot 39, Taman Wemin, Mile 5,
Labuk Road, 90000 Sandakan,
Sabah, Malaysia
Tel : 089 – 208 203/208 204
Fax : 089 – 211 108

PAPER, POWER AND OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Ltd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2301 1393
Fax : 03 – 2162 4032

FACTORY

Genting Sanyen Industrial Complex
Lot 7090, Mukim Tanjung 12,
Bukit Canggang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Paper Mill
Tel : 03 – 3182 5000
Fax : 03 – 3182 5100

Power Plant
Tel : 03 – 3182 6800
Fax : 03 – 3182 6900

Box Plant (Central)
Tel : 03 – 3182 5200
Fax : 03 – 3182 5300

Oil & Gas
Tel : 03 – 2161 2288
Fax : 03 – 2163 5187

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang
Tel : 04 – 585 6133
Fax : 04 – 585 6020

PROPERTY DIVISION

Principal Executive Officer
Dato' Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3633/2161 3833
Fax : 03 – 2161 5304
Telex : GHHB MA 30022

Property Sales

- **Awana Condominium**
- **Ria Apartments**

Enquiries:
Tel : 03 – 2161 3633/2161 3833
Fax : 03 – 2163 5079
Telex : GHHB MA 30022

Kijal Resort Sdn Bhd
Sales Office
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2161 2288
Fax : 03 – 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 9261
Fax : 09 – 864 9260

Asiatic Land Development Sdn Bhd
Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside,
08100 Bedong, Kedah
Tel : 04 – 452 1000/1/2
Fax : 04 – 452 1003

Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor
Tel : 07 – 662 4652/3
Fax : 07 – 662 4655

E-COMMERCE & IT DIVISIONS

Principal Executive Officer
Mr Justin Tan Wah Joo

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Genting Information Knowledge Enterprise Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

L2-E-7B Enterprise 4,
Technology Park Malaysia,
Lebuhraya Puchong – Sungai Besi,
Bukit Jalil, 57000 Kuala Lumpur, Malaysia
Tel : 03 – 8996 0818
Fax : 03 – 8996 0839
E-mail : egentinginfo@genting.com.my

Genting Card Services Sdn Bhd
17th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6611
E-mail : egentinginfo@genting.com.my

E-Genting Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Analysis Of Shareholdings

As At 29 April 2002

Class of Shares : Ordinary Shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 1,000	6,392	27.67	1,683,972	0.24
1,000 - 10,000	14,453	62.57	36,612,182	5.20
10,001 - 100,000	1,734	7.51	54,123,497	7.68
100,001 - less than 5% of issued shares	519	2.25	407,398,455	57.84
5% and above of issued shares	1	0.00	204,520,848	29.04
Total	**23,099**	**100.00**	**704,338,954**	**100.00**

THIRTY (30) LARGEST SHAREHOLDERS

Name	No. of Shares	% of Issued Capital
1. Kien Huat Realty Sdn Bhd	238,628,052	33.88
2. Golden Hope Limited	28,145,690	4.00
3. UOBM Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited*	24,400,000	3.46
4. Citicorp Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Trust*	12,101,280	1.72
5. Time Life Equity Sdn Bhd	11,523,996	1.64
6. Alocasia Sdn Bhd	11,298,000	1.60
7. World Management Sdn Bhd	11,048,600	1.57
8. Datacorp Sdn Bhd	7,101,700	1.01
9. Lim Goh Tong	6,681,000	0.95
10. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (MLF)*	6,113,158	0.87
11. Eastwest Holdings Sdn Bhd	5,556,984	0.79
12. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	5,411,600	0.77
13. Citicorp Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Group Trust*	5,282,600	0.75
14. Employees Provident Fund Board	4,726,000	0.67
15. HSBC Nominees (Asing) Sdn Bhd *IBJ Bank & Trust Company for the Schroder Pacific Emerging Markets Fund*	4,653,500	0.66
16. Cartaban Nominees (Asing) Sdn Bhd *Boston Safe Deposit and Trust Company for Commonwealth of Pennsylvania Public School Employees Retirement*	3,932,200	0.56
17. HSBC Nominees (Asing) Sdn Bhd *Templeton Developing Markets Trust*	3,853,200	0.55
18. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Asia Investment Corporation (B.V.I)*	3,657,000	0.52
19. SBBAM Nominees (Tempatan) Sdn Bhd *Yayasan Mohd Noah (A/C1)*	3,334,600	0.47
20. HSBC Nominees (Asing) Sdn Bhd *Tifi Emerging Market Series*	3,254,400	0.46
21. Lim Kok Thay	3,081,600	0.44
22. HSBC Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited (301-708509-091)*	3,000,000	0.43
23. Malaysia Nominees (Asing) Sendirian Berhad *Straits Lion Asset Management Pte Ltd for the Great Eastern Life Assurance Co. Ltd (00-10020)*	2,958,200	0.42

THIRTY (30) LARGEST SHAREHOLDERS (Cont'd)

Name	No. of Shares	% of Issued Capital
24. Kenanga Nominees (Tempatan) Sdn Bhd *Mindels Sdn Bhd*	2,895,776	0.41
25. Cartaban Nominees (Asing) Sdn Bhd *Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund*	2,700,000	0.38
26. HSBC Nominees (Asing) Sdn Bhd *Templeton Emerging Markets Investment Trust*	2,532,200	0.36
27. Lee Kim Hua @ Lee Ah Sang	2,327,472	0.33
28. HSBC Nominees (Asing) Sdn Bhd *JPMorgan Flemings Pacific Equity Fund*	2,125,000	0.30
29. HSBC Nominees (Asing) Sdn Bhd *HSBC BK Plc for Prudential Assurance Company Ltd*	2,006,000	0.28
30. Tinehay Holdings Limited	2,000,000	0.28
Total	**426,329,808**	**60.53**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As At 29 April 2002

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Kien Huat Realty Sdn Bhd ("Kien Huat")	238,628,052	33.88	52,637,200^	7.47
Parkview Management Sdn Bhd	-	-	291,265,252*	41.35
Inforex Sdn Bhd	-	-	238,628,052+	33.88
Info-Text Sdn Bhd	-	-	238,628,052+	33.88
Dataline Sdn Bhd	-	-	238,628,052+	33.88
G T Realty Sdn Bhd	-	-	238,628,052+	33.88

Notes:

^ Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

* Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

+ Deemed interested through Kien Huat

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As At 29 April 2002

INTEREST IN THE COMPANY

	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	6,681,000	0.94855	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Dato' Lim Kok Thay	3,433,800	0.48752	11,523,996 *	1.63614
Mr Quah Chek Tin	1,000	0.00014	-	-
Tan Sri Mohd Amin bin Osman	8,000	0.00114	-	-

* Deemed interested through Time Life Equity Sdn Bhd

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Dato' Lim Kok Thay	50,000	0.0046	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	122,000	0.0112	-	-

Asiatic Development Berhad

	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	437,500	0.0590	-	-
Dato' Lim Kok Thay	144,000	0.0194	-	-
Tan Sri Mohd Amin bin Osman	164,000	0.0221	-	-

Genting International PLC

	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	1,832,468	0.1291	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 21 million ordinary shares of RM0.50 each representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2002, there was no ADR outstanding. Hence, no share of the Company has been deposited with the sole custodian for the ADR Programme.

GENTING BERHAD

(7916-A)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ____

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of GENTING BERHAD hereby appoint

____

(FULL NAME)

of ____

(ADDRESS)

or failing him ____

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 25 June 2002 at 4.00 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ____

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of GENTING BERHAD hereby appoint

____

(FULL NAME)

of ____

(ADDRESS)

or failing him ____

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 25 June 2002 at 4.00 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTION		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
Dato' Lim Kok Thay	Resolution 4				
Mr Quah Chek Tin	Resolution 5				
Tan Sri Dr. Lin See Yan	Resolution 6				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965					
Tan Sri Lim Goh Tong	Resolution 7				
Tan Sri Mohd Amin bin Osman	Resolution 8				
Tan Sri Gunn Chit Tuan	Resolution 9				
To re-appoint Auditors	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ________________ day of ________________ 2002

No. of Shares held	

____

Signature of Member

* Delete if inapplicable

NOTES

. A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

